Hydrogenics Corporation

Powering Change 05

ANNUAL REPORT

HYDROGENICS

Changing Power... Powering Change. The First Ten Years
In 1995, three people with a vision of clean and sustainable energy founded Hydrogenics, a fully independent start-up company that now stands on the strength of 270 employees in several locations around the world.
As a company, not only have we grown in numbers, we have grown in financial strength and sustainability through the undertaking of two successful public offerings in 2000 and 2004. We have matured across all facets of corporate governance in our commitment to shareholders and other stakeholders. We have grown in our ability to develop and market leading-edge products across a range of applications that make hydrogen, make power from hydrogen, and test hydrogen fuel cells. Our revenues have consistently grown parallel to our business interests.
Hand in hand with this growth in products and applications has been our increased ability to support an extensive global customer base, with over 1,600 product installations to date in 100 countries.
In 2005, with the acquisition and integration of Stuart Energy, we added definition to our corporate structure based on three autonomous business units – OnSite Generation, Power Systems and Test Systems. These business units operate according to robust systems and standard procedures demanding accountability and continuous improvement. In doing so, one of our goals is to meet Sarbanes-Oxley requirements.
Altogether, this growth has resulted in many positive outcomes — the kind of outcomes that can turn a 1995 vision into a reality. One of the most important outcomes of this growth is preparedness. We are ready.
10 years
From upstairs machine shop to worldwide operations we have grown to a position of readiness for the hydrogen future
C O N T E N T S
1 Financial Highlights
2 Message to Shareholders
5 Powering Reliability
7 Powering Performance
8 Hydrogen Everywhere... Power Everywhere
10 Power of Possibilities
12 Power of Sustainability
13 Financial Content
This Annual Report contains forward-looking statements about our achievements, future results, goals, levels of activity, performance, and other future events based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. These risks, uncertainties and other factors may be significant. They include risks related to our revenue growth, operating results, industry, technology and products, as well as other factors discussed in our annual information form and elsewhere in this Annual Report. These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We are under no duty to update any of our forward-looking statements, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled: “Forward Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in the Management’s Discussion and Analysis portion of this Annual Report for a discussion of the factors that could affect our future performance.

The Year
Our Goals
•	Realize growth in total company-wide revenues

•	Achieve annualized cost savings of $ 8 million through the integration of Stuart Energy

•	Establish strong backlog of orders with consistent turnaround times

•	Achieve organic growth in Power Systems business

•	Retain major test contract customers and revenues

•	Stabilize and increase gross margins in OnSite Generation

•	Consolidate R&D resources with added focus on key initiatives
Our Outcomes
•	Total revenues were $37.2 million, up 123% from 2004

•	Achieved over $10 million in savings

•	Entered 2006 with record backlog of $25.6 million. Turnaround times still require improvement

•	Power Systems’ revenues grew 67% YOY, excluding GM engineering services contracts

•	Retained General Motors business with multi-million dollar follow-on contract

•	Not achieved primarily due to Stuart Energy legacy issues

•	Focused resources on development of S-4000 electrolyzer for renewables and HyPM XR for backup power
Financial Highlights
EBITDA is defined as earnings before interest, taxes, foreign exchange gain or loss, stock-based compensation, impairment of intangible assets and amortization. EBITDA is a non-GAAP measure and may not be comparable to similar measures used by other companies.
ANNUAL REPORT 2005     1

Message to Shareholders
To our shareholders,
Hydrogenics had many achievements in 2005. We acquired and integrated Stuart Energy at the same time that we strengthened our balance sheet and management team. It was a year in which we built up a record order book and met our cost savings goals through significantly reduced combined expenditures. We believe it is progress like this that will accelerate our path to profitability.
To set the stage for continued growth and development, we restructured the company into three business units, each one standing alone as an independent profit center. Together, OnSite Generation, Power Systems, and Test Systems form a well-integrated whole that positions us for near-term success while solidifying our presence in this exciting sector over the longer term. This segmentation of units also provides clarity of reporting, as well as improved accountability and execution focus.
Most importantly, our products and technology have evolved so that we are now offering products that can meet the specific needs of key markets, instead of looking at a number of broader opportunities. Today we compete in real markets with real products.
OnSite Generation — building on success
In 2005 we acquired Stuart Energy Systems, a company that had been solidly performing since 1948 with a steady and growing revenue stream in hydrogen generation products. Stuart Energy’s expertise and time-proven product line, based on alkaline electrolysis technology, is now the foundation of Hydrogenics’ commercial hydrogen generation business, complementing our other onsite hydrogen generation offerings based on PEM electrolysis and natural gas reforming.
“...our products and technology have evolved such that we are now delivering products that can meet the specific needs of key markets...”
Pierre Rivard, President and CEO
2      HYDROGENICS CORPORATION

During the year, we announced the development of S-4000 IMET® technology for our HySTAT™ line of hydrogen generation stations. This scaled-up adaptation of our world leading S-1000 alkaline electrolysis technology is particularly applicable to making hydrogen using electricity from large renewable energy installations, such as wind farms or large solar power installations. Our testing to date shows that S-4000 technology will substantially reduce the current cost of generating hydrogen by onsite electrolysis.
The majority of today’s hydrogen supply depends on large centralized hydrogen production and distribution that uses natural gas as a feedstock. As the price of fossil fuels continues to rise, initiatives like our S-4000 development are helping us achieve our goal of cost-competitiveness with other hydrogen supply options, for both industrial and energy applications.
Power Systems — preparing for key markets
In 2005, our Power Systems unit identified three key markets that offer the best opportunities for near-term returns. While we continue to sell power modules to develop other promising markets and applications, in the near term we will focus and increase our investments in areas where a competitive ‘total cost of ownership’ allows us to make a good business case for our products today.
The first such market is backup power for critical data centers. In today’s world of global commerce, companies simply cannot afford to be without their information systems, which means they require reliable, high quality backup power. Where local restrictions preclude diesel operation and where batteries cannot provide sufficient backup time, fuel cells offer a compelling alternative. In 2005, Hydrogenics delivered 20 HyPM® XR power modules to American Power Conversion (APC), a leader in backup power products for critical network infrastructures such as data centers. We help APC deliver this new technology and what it might contribute to their continued leadership in global backup power markets.
Our second vertical market focus is providing backup power for telecommunications infrastructure such as cell towers. This fast-growing market is well suited to the features and benefits of fuel cell power. Again, batteries cannot provide enough backup running time, and diesel generators create noise and other environmental and logistical issues. We expect to engage an increasing share of this burgeoning market.
Our third area of focus is the material handling market. A little known fact is that industrial vehicles, including forklifts, contribute almost 13% of the global total of transportation related greenhouse gas emissions. Our focus is on indoor operations where a zero-emission vehicle is typically required by labor regulations, and where battery-powered forklifts are established as the current standard.
In 2005, we undertook a first-of-its-kind initiative that deployed two fuel cell forklifts at two pilot sites where they met and exceeded tough demands, twenty-four hours a day, seven days a week. Setting out, we believed that for such operations, a fuel cell forklift could demonstrate compelling advantages over battery-powered forklifts. Our pilot deployments validated this belief, and also proved that forklift operators would embrace the many benefits of this new technology.
Test Systems — staying ahead of the curve
Hydrogenics’ Test Systems continues to be an industry leader in the fuel cell testing sector. The year 2005 again presented some softness in the fuel cell test market as well as increased competition, however we maintained our leading edge in important areas. One of these areas has been our ability to offer test equipment for other fuel cell technologies beyond PEM, including solid oxide and direct methanol fuel cells. This year we saw increased opportunities to work with non-PEM customers and we believe there is good potential for growth in these markets.
Another area where we have always excelled in our test business is our ability to introduce equipment features to meet new customer demands. We are applying this ability as we increase our focus on buyers of multiple units to help them meet accelerated fuel cell development goals. As with General Motors, these customers want a test partner rather than simply a test supplier. What’s more, many of them may become manufacturers of fuel cell powered products, at which time we plan to be ready with production-grade validation and diagnostics equipment to take them to the next level.
Our Employees — our strength
Our employees continue to be the strength of our organization. The integration of Stuart Energy and our subsequent reorganization into three distinct, stand-alone business units, each with its own revenue and profit targets, required flexibility and a lot of hard work on the part of our employee teams. We give them great credit for this year’s accomplishments.
As with all successful teams, there is strong leadership. Bart Van Ouytsel, who came to us through our Stuart Energy acquisition with more than six years’ of management experience in hydrogen generation, was appointed to run our OnSite Generation group, which is based in Belgium. Jonathan Lundy, a five-year veteran of Hydrogenics, was named to head Power Systems, based in Mississauga. Mel Ogmen, who joined Hydrogenics in 2004, bringing with him extensive experience in the automotive sector, was named to run our Test Systems business, based in Burnaby, British Columbia. We have great confidence in the ability of these leaders and their teams to deliver results.
What this means to shareholders
For you, our shareholders, what this means is that after a year that included challenges and achievements, your company is well aligned to capitalize on identified existing markets, while future markets continue to mature. This is supported by a strong balance sheet with $86 million of cash, cash equivalents and short-term investments on hand.
For the first ten years, our growth was driven by where we saw opportunities to build and return value to our full range of stakeholders. We believe the next ten years’ growth will bear witness to what has emerged from those first ten years — a company with a disciplined and diversified business plan, driven by world-class hydrogen and fuel cell products for global markets that are destined to grow immensely.
PIERRE RIVARD, President and CEO
ANNUAL REPORT 2 0 0 5       3

Power of
Sustainability
Power of Sustainability
Hydrogenics is focused on building a sustainable future and we are a company that believes in practicing what we preach. With a conviction that starts at our senior management level, Hydrogenics’ employees have adopted what is largely a grassroots approach to initiatives that support environmental, social and economic sustainability.
Our Sustainability Committee is led by David Frank, a nine-year Hydrogenics veteran who is also the director of our fuel cell research and development program. Under David’s leadership, the committee has initiated five task forces, focused on areas that include community involvement, waste reduction, material audits, education and product designs. Each of these groups has an agenda that is dynamic and evolving.
While still in the early stages as far as having defined goals, milestones and improvement metrics, we are now starting to see our program produce meaningful outcomes that we know will increase over time. In 2005, paper recycling resulted in saving 47 trees – up 74 per cent from the previous year. We were also able to recycle over a metric ton of metal and 24 oz of platinum. Our involvement in the community grows every year – from tree planting, to participating in charity stair climbs, to running in local marathons.
We also introduce sustainability into our product development. Our design teams have determined that energy-efficient manufacturability is a key requirement in our product designs, today and going forward. Also we derive energy efficiencies for our Mississauga facility by using the energy output of the fuel cell stacks being tested in our world-class laboratory. These stacks produce considerable electricity in the course of their testing programs and this electricity is conditioned and directed to the electrical grid in a way that offsets our electricity consumption.
As with everything we do here, our people are motivated to make a difference, even if that means starting with a small difference. Through the outcomes of our sustainability program we will be driven to do more and encourage others to do the same.
Our involvement in the community grows every year – from tree planting, to participating in charity stair climbs, to running in local marathons.
David Frank, Sustainability Committee Leader
12      HYDROGENICS CORPORATION

FINANCIAL CONTENTS
14 Management’s Discussion & Analysis
35 Management’s Report
36 Auditors’ Report
37 Consolidated Financial Statements
40 Notes to Consolidated Financial Statements
58 Management
59 Directors
60 Additional Info

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following sets out management’s discussion and analysis of the financial position and results of operations for the years ended December 31, 2005, 2004 and 2003 (“MD&A”). You should read the following discussion in conjunction with our consolidated financial statements and the accompanying notes appearing elsewhere in this report. Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP differs in some respects from U.S. generally accepted accounting principles (“U.S. GAAP”). The principal differences are described in note 24 of our consolidated financial statements. Additional information regarding Hydrogenics Corporation (“the Corporation”, “our”, “us” or “we”), including the Corporation’s annual information form is available on SEDAR at www. sedar.com and EDGAR at www.sec.gov. This MD&A is dated March 10, 2006 and all amounts herein are denominated in U.S. dollars, unless otherwise stated.
FORWARD-LOOKING STATEMENTS AND RISK FACTORS
This report contains forward-looking statements about our achievements, results of operations, goals, levels of activity, performance, and other future events based on assumptions and analyses made by us in light of our experience and our perceptions of historical trends, current conditions, expected future developments and other factors that we believe are appropriate in the circumstances. These statements involve risks, uncertainties and other factors that may cause our results to differ materially from those anticipated in our forward-looking statements. They include risks related to our revenue growth, operating results, industry, technology and products, as well as other factors discussed below and elsewhere in this report. We are under no duty to update any of our forward-looking statements after the date of our financial statements, other than as required by law. You should not place undue reliance on forward-looking statements. Readers are encouraged to read the section entitled “Forward Looking Statements” in our annual information form and the section entitled “Risks and Uncertainties” in this MD&A for a discussion of the factors that could affect our future performance.
OVERVIEW
During the three months ended September 30, 2005, we organized our business into three business units. These business units correspond to our reportable segments and consist of: (i) OnSite Generation focused on hydrogen generation products; (ii) Power Systems focused on fuel cell products; and (iii) Test Systems focused on fuel cell test products and diagnostic testing services. We believe that organizing ourselves into three business units allows us to better allocate our resources, position ourselves for growth opportunities in a variety of markets and mitigate the risk of one part of our business not achieving expectations. These business units are supported by a corporate services group providing finance, insurance, investor relations, legal, treasury and other administrative services, which we refer to as Corporate & Other.
Our OnSite Generation group sells hydrogen products to industrial, transportation and renewable energy customers. Our Power Systems group sells fuel cell products to original equipment manufacturers, systems integrators and end users for stationary applications such as backup power and light mobility applications such as forklift trucks. Our Test Systems group sells fuel cell test station products to original equipment manufacturers (OEM) and fuel cell and fuel cell component developers to validate their fuel cell products and provides testing services to third parties to validate their fuel cell development efforts.
We have the following wholly owned subsidiaries: Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies, Inc.) (incorporated under the federal laws of Canada); Hydrogenics USA, Inc. (incorporated under the laws of the State of Delaware); Hydrogenics Japan Inc. (incorporated under the laws of the Province of Ontario); Hydrogenics GmbH (formerly EnKat GmbH) (incorporated under the laws of Germany); and Stuart Energy Systems Corporation (“Stuart Energy”) (incorporated under the federal laws of Canada). Stuart Energy owns 100% of the voting securities of Hydrogenics Europe NV (incorporated under the laws of Belgium).
OUTLOOK
This “Outlook” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in this section.
During 2006, and for the next several years, we anticipate we will continue to benefit from a series of broad trends including: (i) sustained high prices for oil and natural gas; (ii) increased government legislation worldwide promoting alternative energy sources such as synthetic fuels, including hydrogen; (iii) increased awareness of the adverse impact of fossil fuels on our climate and environment; and (iv) the need for industrialized economies to access alternative sources of energy to reduce fossil fuel dependency. We anticipate these trends will continue and intensify in the future, allowing the benefits of hydrogen to be further demonstrated in numerous applications and that demands for fuel cell technology will continue to accelerate and advance the case for hydrogen as the fuel of the future.
In our OnSite Generation business unit, our strategy is to also continue to grow our sales into the industrial hydrogen markets while also pursuing opportunities in the transportation and renewable energy fields. We anticipate that the continued development of our new S-4000 electrolytic generator will position us to increase revenues in the industrial market as well as offer products for integration into larger scale renewable energy installations, such as solar and wind farms, as the demand for these large scale renewable
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MANAGEMENT’S DISCUSSION AND ANALYSIS
installations increases. As our Power Systems products become more cost competitive, we plan to sell to additional early adopting markets where we anticipate being cost competitive with incumbent technologies. We believe there are nearer term sales opportunities in the AC and DC backup power markets, the light mobility market as well as various military markets. In our Test Systems business unit, we will continue to expand our offering of services and diagnostic tools in order to provide fuel cell developers with critical information required to advance their technology. We expect that our gross margins will remain low for the foreseeable future.
We expect that our gross margins will remain low for the foreseeable future. We expect this trend will continue as a result of a larger percentage of revenues emanating from our Onsite Generation business unit which has historically generated lower margins, the time necessary to introduce our new S-4000 electrolytic generator technology, entering commercial markets for our Power Systems products which will be influenced by market economics and our ability to improve operational efficiency across all business units. At the same time we are aiming to improve our gross margins by standardizing products, enhancing manufacturing and quality processes and reducing product costs through design and supply chain improvements. We will continue to invest in selling, general and administrative (“SG&A”) areas to address near term market opportunities and we expect that research and product development (“R&D”) costs will trend upwards in the future to support product development initiatives as we commercialize our products, primarily in our Power Systems and OnSite Generation business units.
SELECTED ANNUAL INFORMATION

	Years ended December 31
($000’s except for per share amounts)	2005	2004	2003
Revenue	$37,191	$16,656	$26,660
Net loss	(37,374)	(33,539)	(22,091)
Loss per share
(basic and fully diluted)	(0.41)	(0.53)	(0.42)
Dividends per share	Nil	Nil	Nil
Total assets	214,657	117,861	91,438
Total liabilities	19,150	8,648	10,470
Cash, cash equivalents and short-term investments	85,790	89,062	46,708
OVERALL FINANCIAL PERFORMANCE
Our revenues for the year ended December 31, 2005 were $37.2 million, compared to $16.7 million in 2004 and $26.7 million in 2003. This increase is attributed to the acquisition of Stuart Energy in January 2005 and 11% organic revenue growth.
Our net loss for the year ended December 31, 2005 was $37.4 million, or $0.41 per share, compared to a net loss of $33.5 million, or $0.53 per share, for 2004 and a net loss of $22.1 million, or $0.42 per share, for 2003. The higher net loss for 2005 reflects a decrease in gross margins of $1.0 million or 9% expressed as a percentage of revenues, $9.4 million of increased SG&A costs, $1.0 million in additional stock-based compensation and $1.2 million of increased integration costs offset by decreased R&D expenditures of $1.3 million, decreased amortization of property, plant and equipment of $1.2 million, decreased impairment of intangible assets of $3.7 million, increased interest income of $2.0 million and $0.5 million of other items.
Cash used in operations and capital expenditures for the year ended December 31, 2005 was $29.5 million compared to $17.9 million in 2004 and $9.6 million in 2003. The increase from 2004 to 2005 is primarily attributed to increased cash outflows from operations excluding working capital movements, of $6.5 million combined with increased working capital requirements of $7.1 million partially offset by a $2.0 million decrease in capital expenditures in 2005.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our accounting policies are outlined in notes 2 and 3 to our consolidated financial statements. Set out below is a discussion of the application of critical accounting policies and estimates that require management assumptions about matters that are uncertain at the time the accounting estimate is made, and for which differences in estimates could have a material impact on our consolidated financial statements. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.
Valuation of Goodwill and Intangible Assets
We account for our business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. While we may employ experts to assist us with these matters, such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates, and asset lives. These determinations will affect the amount of amortization expense recognized in future periods.
Goodwill has been recorded as a result of our acquisitions of Hydrogenics Test Systems Inc. (formerly Greenlight Power Technologies Inc.) and Stuart Energy. Goodwill is tested for impairment annually or more frequently if events and circumstances indicate that the asset might be impaired. We selected our fourth quarter as our annual testing period for goodwill. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies’ data. To determine
ANNUAL  REPORT  2005      15

MANAGEMENT’S DISCUSSION AND ANALYSIS
the fair value using the discounted cash flow approach, we use estimates that include the following: (i) revenues; (ii) expected growth rates; (iii) costs; and (iv) appropriate discount rates. Significant management judgment is required in forecasting future operating results. Should different conditions prevail, material write downs of goodwill could occur.
We also review the carrying value of amortizable intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. Any change in estimate, which causes the undiscounted expected future cash flows to be less than the carrying value, would result in an impairment loss being recognized equal to the amount by which the carrying value of the asset exceeds the fair value of the asset.
Product Warranty Provision
We typically provide a warranty for parts and labour for up to one year, or on certain operating specifications such as product efficiency. Warranty obligations are recognized at the time of sale based on the estimated warranty costs we expect to incur. These estimates are based on a number of factors including our historical warranty claims and cost experience and the type and duration of warranty coverage. Warranty expense is recorded as a component of cost of revenues. Additional information related to our warranty provision is contained in note 9 of our consolidated financial statements.
Stock-Based Compensation
The estimated fair value of stock awards granted to employees as of the date of grant is recognized as a compensation expense over the period in which the related employee services are rendered. For stock options granted to non-employees, the estimated fair value of stock awards granted to non-employees is recognized as an expense over the period in which the related goods or services are rendered. The determination of the fair value of stock awards includes the use of option pricing models and the use of the following estimates for expected volatility, option life and interest rates.
Allowance for Doubtful Accounts
We record an allowance against accounts receivable for accounts we anticipate may not be fully collectible. This allowance is based on our best estimate of collectibility, taking into account the specific circumstances of the transaction and knowledge of the particular customer.
Provision for Obsolete Inventory
We record a provision against inventory when we determine its potential future use in the production of commercial products is unlikely. Due to the nature of our operations, which include significant R&D activities and prototype projects, we actively monitor raw materials inventory to ensure they are consumed in operations in a timely manner. However, as products or R&D efforts change and the use of certain raw materials inventory becomes doubtful, a provision is taken against the carrying value of this inventory.
Valuation of Future Income Tax Assets
Significant management judgment is required in determining the valuation allowance recorded against our net income tax assets. We operate in multiple geographic jurisdictions, and to the extent we have profits in a jurisdiction, these profits are taxed pursuant to the tax laws of their jurisdiction. We record a valuation allowance to reduce our future tax assets recorded on our balance sheet to the amount of future tax benefit that is more likely than not to be realized. We have recorded a full valuation allowance to reflect the uncertainties associated with the realization of our future income tax assets. The valuation allowance is based on managements’s best estimates as to the certainty of realization.
RECENTLY ISSUED ACCOUNTING STANDARDS
Our accounting policies are described in notes 2 and 3 of our consolidated financial statements. We have adopted the following changes to our accounting policies:
I) CANADIAN STANDARDS
Liabilities and equity
We adopted The Canadian Institute of Chartered Accountants (“CICA”) accounting pronouncement surrounding the presentation of financial instruments that may be settled in cash or by an issuers’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment was effective for periods beginning on or after November 1, 2004 and we adopted this pronouncement effective January 1, 2005. The adoption of this new guidance did not have material impact on our financial position, results of operations or cash flows.
Financial instruments
In April 2005, the CICA issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. We plan to adopt this standard beginning January 1, 2006. We do not expect the adoption of this new guidance to have a material impact on our financial position, results of operations or cash flows.
Comprehensive income
CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting
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MANAGEMENT’S DISCUSSION AND ANALYSIS
period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We plan to adopt this standard beginning January 1, 2006. We do not expect the adoption of this new guidance to have a material impact on our financial position, results of operations or cash flows.
Equity
The CICA has replaced Section 3250 — Surplus with Section 3251 — Equity, which establishes standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. We plan to adopt this standard beginning January 1, 2006. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.
(II) U.S. STANDARDS
Inventory costs
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We plan to adopt this standard for U.S. GAAP reporting purposes beginning January 1, 2006. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.
Share-based payments
The Financial Accounting Standards Board issued FAS No. 123R “Share-Based Payments” which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share- based payments incurred during fiscal years beginning after June 15, 2005. We plan to adopt this standard for U.S. GAAP reporting purposes beginning January 1, 2006. We do not expect the adoption of this standard to have a material impact on our financial position, results of operations or cash flows.
BUSINESS ACQUISITIONS
Stuart Energy— On November 10, 2004, we announced that we had entered into an agreement to acquire all of the issued and outstanding shares of Stuart Energy at an exchange ratio of 0.74 Hydrogenics shares for each Stuart Energy share. On January 6, 2005, our offer to acquire Stuart Energy was completed and resulted in us acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, we acquired the remaining shares of Stuart Energy, which then became our wholly owned subsidiary. The purchase price was $122.9 million exclusive of $2.4 million of expenses relating to the acquisition. Consideration consisted of the issuance of 26,999,103 of our common shares issued at a value based on the average market prices of our common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
We believe the acquisition of Stuart Energy represented a milestone in the execution of our strategic plan as it allowed us to reduce our exposure to any single product, market or adoption rate. The acquisition has afforded us a diversified product portfolio of fuel cell power products, hydrogen stations and fuel cell test stations and also provided greater revenue diversity. The combined company has an expanded roster of blue-chip partners and customers, including Air Liquide, Air Products, BOC, Cheung Kong Infrastructure, Chevron, Ford, General Motors, John Deere, Linde, Shell Hydrogen and Toyota, as well as a global network of sales agents and global customer service capabilities. We now have an ability to market a broader and more diverse product portfolio through expanded global sales and distribution channels. This has provided us with a competitive advantage against competitors who do not enjoy such scale.
Our combined and complementary product portfolio allows us to offer turn-key hydrogen applications and hydrogen fueling solutions to customers. For example, we can offer bundled solutions for fuel cell powered forklifts and hydrogen refueling infrastructure. Our combined technology portfolio includes expertise in Proton Exchange Membrane (“PEM”) fuel cells, alkaline and PEM electrolysis, systems integration, codes and standards and fuel cell test stands, as well as access to hydrogen internal combustion engine technology.
A significant factor in acquiring Stuart Energy was the opportunity to reduce our risk profile and accelerate our pathway to commercial sustainability. The acquisition and integration has provided significant cost synergies through rationalization of staff, facilities, infrastructure and public company costs. We realized annualized cost savings for the combined organization following the acquisition in excess of $10.0 million.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
RESULTS OF OPERATIONS
Revenues for the year ended December 31, 2005 were $37.2 million, a $20.5 million or 123% increase from 2004. This increase is primarily the result of increased revenue from our OnSite Generation business unit attributable to the acquisition of Stuart Energy in January 2005. The following table provides a breakdown of our revenues for years ended December 31, 2005, 2004 and 2003.

(in ‘000s of dollars)	2005	2004	2003
OnSite Generation	$21,748	$1,505	$—
Power Systems	3,861	4,106	6,008
Test Systems	11,582	11,045	20,652

	$37,191	$16,656	$26,660

Our revenues are segmented by business unit and are summarized below.
>OnSite Generation
OnSite Generation revenues for the year ended December 31, 2005 increased by $20.2 million compared to 2004 as a result of the acquisition of Stuart Energy in January 2005 and 18% organic growth primarily in the industrial hydrogen market. We plan to continue to grow our sales into the industrial hydrogen market and pursue sales opportunities in the transportation and renewable energy fields. As at December 31, 2005, we had $11.0 million of confirmed orders, substantially all of which are anticipated to be delivered and recognized as revenue in 2006.
OnSite Generation revenues for the year ended December 31, 2004 increased $1.5 million compared to 2003 primarily related to our initial OnSite Generation market initiatives with sales related to reformer and PEM electrolyzer technology.
>Power Systems
Power Systems revenues for the year ended December 31, 2005 decreased $0.2 million or 6% compared to 2004 primarily as a result of the completion of an engineering services contract for General Motors in July 2004, which generated $1.8 million of revenues in 2004 and $nil in 2005. Excluding the impact of the completion of this contract, Power Systems revenues increased 67% during 2005 primarily as a result of delivering 20 fuel cell power modules to American Power Conversion for deployment in the AC backup power market. As our products become more cost competitive, we anticipate increased deployments in both the AC and DC backup power markets, the light mobility market as well as military markets. As at December 31, 2005, we had $9.3 million of confirmed orders, approximately 40% of which are anticipated to be delivered and recognized as revenue in 2006.
Power Systems revenues for the year ended December 31, 2004 decreased $1.9 million or 32% compared to 2003 primarily as a result of the completion of the General Motors engineering services contract in July 2004, which contributed $1.8 million of revenues in 2004 and $3.7 million of revenues in 2003.
>Test Systems
Test Systems revenues for the year ended December 31, 2005 increased $0.5 million or 5% compared to 2004 due to a $1.3 million increase in test services offset by a $0.7 million decrease in test product revenues. We believe that the decrease is reflective of an overall stabilizing of capital expenditures for fuel cell diagnostic equipment and test services. At December 31, 2005 we had $5.3 million of confirmed orders comprising $2.8 million of product sales and $2.5 million of testing services all of which are anticipated to be delivered and recognized as revenue in 2006.
Test Systems revenues for the year ended December 31, 2004 decreased $9.6 million or 47% primarily as a result of a decrease in capital spending in the fuel cell industry and the impact of moving our test products division from our Mississauga facility to our Burnaby facility.
In January 2005, we acquired Stuart Energy thereby reducing our dependency on any one customer. In 2005, 31% of our revenues were generated from our four largest customers as compared to 68% in 2004 and 60% in 2003.
Cost of revenues for the year ended December 31, 2005 were $33.9 million an increase of $21.5 million or 173% compared to 2004. Expressed as a percentage of revenues, cost of revenues was 91% in 2005 compared to 74% in 2004 attributable to a higher proportion of Onsite Generation revenues, which have historically generated a higher cost of revenues. In addition there was a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy. Prior to reflecting the $1.3 million increase in fair value of work in process inventory, cost of revenues for 2005 would have been 88% of revenues compared to 74% in 2004. Additional cost of revenues commentary for each business unit is provided below.
>OnSite Generation
OnSite Generation cost of revenues for 2005 was $21.2 million, an increase of $19.9 million as compared with 2004. Expressed as a percentage of revenues, cost of revenues was 97% in 2005 compared to 87% in 2004. This percentage increase can largely be attributed to a $1.3 million increase in the fair value of work in process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and a $1.3 million charge to repair or replace units primarily those delivered by Stuart Energy prior to the acquisition. These charges were taken during the fourth quarter of 2005 as it became apparent that previously delivered equipment was not performing to customer specifications. Also included in cost of revenues related to OnSite Generation is $0.3 million of inventory reserves related to a component quality issue, which became known during the third quarter. Prior to reflecting the factors noted above, our cost of revenues, expressed as a percentage of revenues, was 84% in 2005 compared to 87% in 2004. We have plans to improve our gross margins by standardizing
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MANAGEMENT’S DISCUSSION AND ANALYSIS
products, reducing product costs and enhancing manufacturing and quality processes.
OnSite Generation cost of revenues for the year ended December 31, 2004 increased $1.3 million or 100% compared with 2003 and was primarily attributable to initial sales in this market during 2004.
>Power Systems
Power Systems cost of revenues for the year ended December 31, 2005 increased by $0.1 million to $3.1 million compared to 2004. Expressed as a percentage of revenues, cost of revenues was 81% compared to 72% in 2004 primarily as a result of completing an engineering services contract for General Motors in 2004, which allowed us to generate higher gross margins.
Power Systems cost of revenues for the year ended December 31, 2004 was $3.0 million, a decrease of $1.6 million or 35% compared to 2003. Expressed as a percentage of revenues, cost of revenues was 72% compared to 77% in 2003 as a result of increased margins on product deliveries in 2004 compared to 2003.
Test Systems
Test Systems cost of revenues for the year ended December 31, 2005 was $9.6 million, an increase of $1.5 million or 18% compared to 2004. Expressed as a percentage of revenues, cost of revenues was 83% compared to 73% in 2004. This is primarily attributable to the use of existing higher cost sub-assemblies in inventory for product deliveries and competitive pricing pressures offset by a higher overall proportion of test services revenue, which typically earns higher margins compared to 2004. In 2006, our goal is to decrease fixed overhead, achieve greater product standardization and reduce product cost through design and supply chain improvements.
Test Systems cost of revenues for the year ended December 31, 2004 was $8.1 million, a decrease of $5.3 million or 40% compared to 2003. Expressed as a percentage of revenues, cost of revenues was 73% compared to 65% in 2003 primarily attributable to the lower level of revenues and competitive pricing pressures in the test equipment market.
Selling, general and administrative expenses were $22.4 million for the year ended December 31, 2005, an increase of $9.4 million, or 72% from 2004. The increased level of SG&A expenses is attributable to the incremental costs of the Stuart Energy operations and a $0.8 million increase as a result of the strengthening in the Canadian dollar relative to the U.S. dollar offset by various cost rationalization efforts undertaken during the year. Also included in SG&A in 2005 was $1.8 million of severance costs.
SG&A expenses were $13.0 million in 2004, an increase of $0.6 million, or 5%, compared with $12.4 million in 2003 primarily attributable to a strengthening of the Canadian dollar, which had an impact of $0.9 million on full year SG&A expenses offset by a $1.0 million charge incurred in 2003 regarding the defense of a patent infringement law suit.
Employee stock-based compensation expense was $2.3 million for the year ended December, 31 2005, an increase of $0.9 million or 72% compared to 2004, primarily attributable to options granted to a larger employee base as a result of the acquisition of Stuart Energy.
Employee stock-based compensation expense was $1.3 million in 2004, an increase of $0.6 million or 92% from $0.7 million in 2003 primarily attributable to reflecting the impact of estimates and assumptions used to determine the estimated fair value of the options granted in 2004 and expensed in 2004.
Research and product development expenses for the year ended December 31, 2005 were $7.7 million, a decrease of $1.3 million or 15% compared to 2004, attributable to a $3.0 million decrease in R&D expenditures and a $1.7 million decrease in third party funding. These decreases are attributable to focusing our R&D efforts on a smaller number of initiatives in targeted markets. We expect R&D expenditures will increase in 2006 to support development plans primarily to commercialize fuel cell power products for backup power and light mobility applications as well as our S-4000 electrolytic hydrogen generation technology initiative, positioning us to offer products for integration with large scale renewable energy installations, such as solar and wind farms.
R&D expenses for the year ended December 31, 2004 were $9.1 million, an increase of $2.0 million, or 29%, compared to 2003 primarily attributable to an increase in the number of funded R&D projects for which we had to bear a significant portion of the costs. R&D grants increased by $2.5 million, or 114% in 2004 compared with 2003 reflecting the impact of new programs which we received funding for during 2004.
Amortization of property, plant and equipment for the year ended December 31, 2005 decreased $1.2 million or 46% compared to 2004 primarily as a result of the relative aging of our property, plant and equipment and lower capital expenditures in 2005.
Amortization of property, plant and equipment for the year ended December 31, 2004 increased $0.3 million, or 12%, to $2.5 million compared to 2003, primarily as a result of capital expenditures made during 2004.
Amortization of intangible assets for the year ended December 31, 2005 decreased $0.1 million or 1% compared to 2004 as a result of the write-off of $3.7 million of intangible assets in 2004 offset by amortization recorded on the intangible assets recognized on the acquisition of Stuart Energy in January 2005.
Amortization of intangible assets for the year ended December 31, 2004 decreased by $4.4 million, or 34% compared to 2003 primarily as a result of a reduction in amortization taken on intangible assets because of our use of the declining balance method of amortization.
ANNUAL REPORT 2005      19

MANAGEMENT’S DISCUSSION AND ANALYSIS
Impairment of intangible assets for the year ended December 31, 2005 was $nil compared to $3.7 million in 2004. The impairment charge recorded in 2004 wrote off the remaining value of intangible assets related to patentable technology and customer relationships originally recorded in January 2003 upon the acquisition of Greenlight Power Technologies Inc. (now Hydrogenics Test Systems Inc.).
Integration costs for the year ended December 31, 2005 were $1.1 million and reflect expenses related to integrating the operations of Stuart Energy subsequent to it being acquired by us in 2005. The integration of Stuart Energy was completed in 2005.
Integration costs for the year ended December 31, 2004 consisted of a recovery of $0.1 million and attributable to the reversal of an accrual established on the acquisition of Greenlight Power Technologies Inc. (now Hydrogen Test Systems Inc.) in 2003.
Provincial capital tax expense for the year ended December 31, 2005 was $0.1 million, a decrease of $0.2 million or 65% compared to 2004. This decrease is primarily attributable to changes in the eligibility of certain of our short-term investments for deduction from net assets in order to arrive at our tax base for capital tax purposes.
Provincial capital tax expense for the year ended December 31, 2004 was $0.3 million, an increase of $0.2 million compared to 2003 as a result of holding greater net assets subject to capital tax at December 31, 2004 compared to December 31, 2003.
Interest income, net for the year ended December 31, 2005 was $2.9 million, an increase of $2.0 million or 228% compared to 2004 primarily the result of higher cash and cash equivalents and short-term investments as a result of acquiring Stuart Energy in January 2005 coupled with higher yields on our underlying investments.
Interest income, net for the year ended December 31, 2004 was $0.9 million, an increase of $0.2 million, or 36%, compared to 2003 primarily the result of higher cash and cash equivalents and short-term investments attributable to the proceeds from our financing completed in the first quarter of 2004.
Foreign currency losses were $0.3 million for the year ended December 31, 2005 a decrease of $0.1 million compared to the year ended December 31, 2004 as a result of holding Canadian dollar denominated liabilities when the Canadian dollar strengthened against the U.S. dollar.
Foreign currency losses for the year ended December 31, 2004 were $0.3 million compared to a gain of $5.4 million in 2003 as a result of holding Canadian dollar denominated short-term investments when the Canadian dollar strengthened against the U.S. dollar.
Income tax expense was $nil for the year ended December 31, 2005, a decrease of $0.1 million compared to 2004 primarily as a result of an increase in the capital base exemption of the federal large corporations tax during 2005.
Income tax expense was $0.1 million for the year ended December 31, 2004, a decrease of $0.1 million, or 50%, compared to 2003.
Our tax loss carry forwards at December 31, 2005 were $192.8 million. However, due to historical losses, we have provided a valuation allowance against the full amount of the tax loss carryforwards as at December 31, 2005.
Net loss for the year ended December 31, 2005 was $37.4 million an increase of $3.9 million compared to $33.5 million for 2004 attributed to our business units, as follows: (i) OnSite Generation $13.2 million; (ii) Power Systems $12.1 million; (iii) Test Systems $2.3 million and; (iv) the balance attributable to Corporate & Other. Additional net loss commentary for the year ended December 31, 2005 regarding our business units is provided below.
•	OnSite Generation incurred a net loss of $13.2 million for the year ended December 31, 2005 compared to a net loss of $2.3 million in 2004 as a result of the acquisition of Stuart Energy in January 2005 and corresponding increased operating costs. Upon completing the acquisition, we implemented a comprehensive rationalization program to decrease our operating costs and we substantially anticipate maintaining these reduced cost levels. Included in this net loss is a $1.3 million increase in the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy as well as charges totaling $1.3 million relating primarily to repair or replace units delivered by Stuart Energy prior to the acquisition. Also included in the net loss is $6.5 million of amortization charges taken on intangible assets recognized on the acquisition of Stuart Energy.
•	Power Systems incurred a net loss of $12.1 million for the year ended December 31, 2005 compared to a net loss of $7.5 million in 2004 as a result of decreased revenues attributable to completion of the General Motors engineering services contract in 2004 and increased R&D expenses during the year.
•	Test Systems incurred a net loss of $2.3 million for the year ended December 31, 2005 compared to a net loss of $13.8 million in 2004 as a result of higher revenues, decreased operating costs and lower amortization of intangible assets.
•	Corporate & Other costs for the year ended December 31, 2005 were $9.7 million compared to $9.9 million in 2004 primarily as a result of cost reduction initiatives during the year offset by the appreciation of the Canadian dollar relative to the U.S. dollar during 2005 as compared with 2004.
Net loss for the year ended December 31, 2004 was $33.5 million, an increase of $11.5 million compared to $22.1 million in 2003 attributed to: (i) a decrease of $5.7 million in foreign currency gains; (ii) a decrease of $4.4 million in gross margins primarily attributable to declining revenues; (iii) a $3.7 million write off related to an impairment of intangible assets; (iv) an increase of $2.0
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MANAGEMENT’S DISCUSSION AND ANALYSIS
million in R&D expenses; (v) a $0.6 million increase in stock-based compensation expense; and (vi) an increase of $0.6 million in SG&A expenses. These items were partially offset by: (i) a $4.4 million decrease in non-cash amortization of intangible assets; and (ii) a $1.3 million decrease in integration costs.
Of the 2004 net loss, $13.8 million was directly attributable to Test Systems, $7.5 million to Power Systems, $2.3 million to OnSite Generation and the remainder was attributable to Corporate & Other. Additional net loss commentary for the year ended December 31, 2004 regarding each business unit is provided below.
•	OnSite Generation incurred a net loss of $2.3 million for the year ended December 31, 2004 compared to a net loss of $nil in 2003 as a result of entering this market in 2004.
•	Power Systems incurred a net loss for the year ended December 31, 2004 of $7.5 million compared to a net loss of $13.5 million in 2003 primarily as a result of reduced amortization of intangible assets.
•	Test Systems incurred a net loss for the year ended December 31, 2004 of $13.8 million compared to a net loss of $4.1 million in 2003 largely the result of decreased revenues and the write-off of intangible assets in 2004.
Basic and diluted net loss per share was $0.41 for the year ended December 31, 2005 compared to $0.53 in 2004, a decrease of $0.12, or 23%. Basic and diluted net loss per share was $0.53 for the year ended December 31, 2004 compared to $0.42 in 2003, an increase of $0.11 or 26%.
SHARES OUTSTANDING
For the year ended December 31, 2005, the weighted average number of shares used in calculating the loss per share was 91,226,912. The number of common shares outstanding at December 31, 2005 was 91,679,670. For the year ended December 31, 2004, the weighted average number of shares used in calculating the loss per share was 63,542,811. The number of common shares outstanding at December 31, 2004 was 64,626,989. The increase in the number of common shares outstanding was primarily attributable to the 26,999,103 shares issued in connection with the acquisition of Stuart Energy.
Options granted under our stock option plan and share purchase warrants outstanding have not been included in the calculation of the diluted loss per share as the effect would be anti-dilutive.
Stock options outstanding at December 31, 2005 were 6,423,753 (December 31, 2004 — 3,818,566) of which 4,242,575 were exercisable (December 31, 2004 — 1,886,739).
From 2002 to 2005 our three founders elected to diversify their personal holdings by selling a small percentage of their direct holdings in Hydrogenics. These sales were from personal direct shareholdings and did not result from the exercise of stock options. Our founders have not held nor do they currently hold any stock options. Therefore when they sold shares, there was no corresponding dilution but rather, increased liquidity in our public float. These selling programs were in full compliance with applicable securities legislation and have been disclosed on a quarterly basis. In selling these shares, the founders have entered into irrevocable contracts to sell shares over an extended period of time on a non-discretionary basis. These contracts expired in June 2005 and were not renewed at that time. One of our founders, Boyd Taylor, retired as a director and officer of the Corporation in January 2005. Our other two founders, Pierre Rivard and Joseph Cargnelli, continue act as President and Chief Executive Officer and Chief Technology Officer respectively and both individuals are directors of the Corporation and continue to hold significant share ownership in the Corporation.
In December 2004 there were 2,470,436 share purchase warrants outstanding, of which 2,346,914 had been released from escrow. On December 23, 2005, these warrants were repurchased for $0.8 million in the form of a credit against future services to be provided against purchase orders received. The above mentioned warrants were subsequently cancelled. The difference between the book value of $4.7 million and the repurchase price was credited to contributed surplus.
QUARTERLY RESULTS OF OPERATIONS
The following tables set forth our unaudited consolidated statements of operations for each of the past eight quarters in the period ending December 31, 2005. This information was obtained from our quarterly unaudited financial statements, which are denominated in U.S. dollars and have been prepared in accordance with Canadian GAAP and, in the opinion of management, have been prepared using accounting policies consistent with the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the results of the interim periods. We expect our operating results to vary significantly from quarter to quarter and they should not be relied upon to predict future performance.

	Quarter Ended (Unaudited) (000’s of dollars — except for per share amounts)
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2004	2004	2004	2004	2004	2004	2004	2005
Revenue	$4,075	$3,578	$3,509	$5,494	$11,304	$6,293	$10,537	$9,057
Net Loss	(7,451)	(8,481)	(7,269)	(10,338)	(11,222)	(9,499)	(7,517)	(9,136)
Net Loss per Share
(Basic and Fully Diluted)	(0.12)	(0.13)	(0.11)	(0.16)	(0.13)	(0.10)	(0.08)	(0.10)
ANNUAL REPORT 2005       21

MANAGEMENT’S DISCUSSION AND ANALYSIS
Although revenues were subject to quarterly fluctuation in 2005, we experienced a general increase in revenues since the acquisition of Stuart Energy in January 2005.
Gross margins decreased in 2005 as a result of a higher percentage of OnSite Generation revenues, which have historically generated lower gross margins, a $1.3 million charge to reflect the fair value of work-in-process inventory recognized in accordance with Canadian GAAP on the acquisition of Stuart Energy and charges totalling $1.3 million primarily in respect of units delivered by Stuart Energy prior to the acquisition. We believe that we have addressed these issues and are taking appropriate corrective measures.
Gross margins declined steadily during 2004, which we attribute to lower revenues, competitive pricing pressures in our Test Systems business unit, product mix and the write-off of $0.3 million of raw material inventory related to design changes in our Test Systems business unit.
On a comparative basis, our net loss generally increased throughout 2004 and into the first quarter of 2005 and then decreased through the second and third quarters of 2005. The increase in the net loss through the first quarter of 2005 was primarily the result of the factors affecting revenue and gross margins as well as increased R&D costs and the impact of the Stuart Energy acquisition in January 2005. Throughout the second and third quarters of 2005 our net loss decreased as a result of increased revenues and initiatives to reduce overall expenses. During the fourth quarter of 2005, our net loss was largely the result of negative gross margins.
FOURTH QUARTER RESULTS
Revenues increased 65% to $9.1 million primarily as a result of acquiring Stuart Energy in the first quarter of 2005.
Gross margins decreased 29% to negative $0.4 million reflecting a higher overall proportion of OnSite Generation revenues, which have historically generated lower gross margins, $1.1 million of costs incurred primarily to repair or replace projects delivered by Stuart Energy prior to the acquisition and higher costs to meet deliveries to American Power Conversion.
Net loss decreased $1.2 million to $9.1 million, or $0.10 per share, from $10.3 million, or $0.16 per share primarily as a result of the negative gross margins noted above, increased selling, general and administrative expense as a result of acquiring Stuart Energy offset by an impairment charge recorded in 2004 of $3.7 million related to the intangibles associated with the acquisition of Greenlight Power Technologies Inc. (now Hydrogen Test Systems Inc.).
LIQUIDITY AND CAPITAL RESOURCES
At December 31, 2005, we held combined cash, cash equivalents and short-term investments of $85.8 million, compared with $89.1 million at December 31, 2004. At December 31, 2005, we held cash and cash equivalents of $5.4 million and short-term investments of $80.4 million, compared with $26.2 million in cash and cash equivalents and $62.9 million in short-term investments at December 31, 2004.
Our cash and cash equivalents and short-term investments decreased by $3.3 million in 2005 primarily attributable to: (i) a $25.2 million loss before amortization, stock-based compensation and severance costs; (ii) $1.8 million of severance costs; and (iii) $5.0 million of net changes in non-cash working capital; offset by (i) $27.6 million in cash and cash equivalents and short-term investments acquired on the acquisition of Stuart Energy; and (ii) $1.1 million of other items. To the extent that our cash flow from operations is insufficient to fund ongoing operations and capital expenditures, we will draw on our cash and short-term investment balances.
Cash used in operating activities for the year ended December 31, 2005 was $29.1 million, compared to $15.6 million used in operating activities for the year ended December 31, 2004 and $7.5 million used in operating activities in 2003. Non-cash working capital increased during the year ended December 31, 2005 by $7.1 million, which was primarily the result of increased non-cash working capital associated with a larger organization and payment of liabilities acquired upon the acquisition of Stuart Energy throughout the year. Non-cash working capital decreased during 2004 by $2.6 million due primarily to the reduction in revenue during the year.
We have lines of credit available up to an aggregate of $11.9 million compared to $2.9 million in 2004. This increase is primarily the result of the lines of credit acquired from Stuart Energy. As at both December 31, 2005 and 2004, we had no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets. Letters of credit and letters of guarantee aggregating $4.2 million were issued against these lines of credit at December 31, 2005. These letters of credit have various expiry dates extending through to October 2011. We are in compliance with our debt covenants.
Capital expenditures, excluding assets acquired through the Stuart Energy acquisition decreased $2.0 million, or 85%, to $0.3 million in 2005 compared to 2004 primarily relating to internally constructed test equipment to be used in design and development applications. Capital expenditures, excluding $2.1 million in property, plant and equipment acquired through the Greenlight Power Technologies Inc. (now Hydrogen Test Systems Inc.) acquisition in 2003, increased by
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MANAGEMENT’S DISCUSSION AND ANALYSIS
$0.2 million, or 10%, to $2.3 million in 2004 compared to 2003. We anticipate that capital expenditures for 2006 and subsequent years will increase as we continue our manufacturing and development initiatives.
The net cash expenditure for the acquisition of Stuart Energy in 2005 was $0.3 million, excluding integration costs. Additional details of this transaction are disclosed in note 4 of our consolidated financial statements.
During 2005, we issued 53,578 shares for $0.2 million under our stock option plan compared to 144,734 shares issued for $0.3 million in 2004 and 148,433 shares issued for $0.1 million in 2003.
We anticipate using our funds to develop and commercialize products primarily for near term fuel cell and hydrogen generation applications based on anticipated market demand. Our actual funding requirements will vary depending on a variety of factors, including success in executing our business plan, progress on R&D efforts, relationships with strategic partners, commercial sales, our ability to control working capital and the results of our development and demonstration programs. We believe our existing cash balances and cash generated by, or used in, operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next two to three years. However, if cash generated from operations is insufficient to satisfy our liquidity or growth requirements, we may seek to sell additional equity or arrange debtfinancing, which could include establishing an additional line of credit.
The “Liquidity and Capital Resources” section above contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report and page 24 of our 2005 Annual Report for a discussion of such risks and uncertainties and the material factors and assumptions related to the statements set forth in such section.
CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.
We are continually exploring opportunities to work with governments and government agencies. As a result of the Canadian government’s commitment to the development of alternative energy sources, we have entered into repayable contribution and other R&D arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, we have received a cumulative amount of $11.5 million of funding towards agreed upon R&D project costs. Under the agreements, the funding parties have a right to receive as repayment between 0.3% and 4.0% of gross revenues attributable to the commercial exploitation of the associated technology. To date, we have recognized $0.3 million in revenues from these technologies and recorded a repayable amount of $8 thousand. At this time, the amount of further product revenues to be recognized in future from these technologies is uncertain, accordingly no further liabilities for repayment have been accrued. These arrangements expire between September 30, 2006 and March 31, 2016, or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts. The amount of funding available to us under similar arrangements varies from year to year, and although we are confident that these agencies and enterprises will continue to support the industry, there is no guarantee of the amount of future funding.
We have entered into indemnification agreements with our current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, and amounts paid in settlement and damages incurred as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which they are sued as a result of their services. Any such indemnification claims will be subject to any statutory or other legal limitation periods. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We have purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, we may provide indemnification agreements, other than those listed above, to counterparties that would require us to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary. The nature of the indemnification agreements prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In January 2002, a legal action was commenced against us in United States federal court (Southern District, Texas), alleging patent infringement. In 2003, we successfully defended ourselves in the lawsuit. We were awarded a partial recovery from the plaintiff of the $1.5 million incurred in legal fees. We received $0.1 million in 2004. The amount receivable at December 31, 2004 was $0.5 million, the balance of which was received in 2005. Cash received was recorded as a corresponding reduction in SG&A expenses.
We do not have any material obligations under forward foreign exchange contracts, retained or contingent interests in transferred
ANNUAL REPORT 2005     23

MANAGEMENT’S DISCUSSION AND ANALYSIS
assets, outstanding derivative instruments or non-consolidated variable interests.
The following table of our material contractual obligations as of December 31, 2005, sets forth the aggregate effect that these obligations are expected to have on our cash flows for the period indicated.

		Operating
	Long-term debt	Leases	Total
Payments due in	($’000’s)	($’000’s)	($’000’s)
2006	$175	$1,140	$1,315
2007	151	1,173	1,324
2008	171	1,142	1,313
2009	—	965	965
2010 and thereafter	—	435	435

	$497	$4,855	$5,352

We believe we have or will be able to raise sufficient capital to repay our short and long-term contractual obligations and maintain planned levels of operations.
LONG-TERM DEBT
Our long-term debt set out in the table above consists of liabilities of the following nature.
•	Repayable financing from a Canadian government agency. Government agencies, and in particular the Canadian government, have provided substantial support to the development of the fuel cell sector in the form of R&D grants, as well as repayable financing. Although this amount is repayable based on a percentage of our gross revenue and is therefore success-based, we anticipate that we will have gross revenue sufficient to generate a liability for the entire amount, being 150% of the original amount received.

•	Unsecured non-interest bearing term loan. In 2002, we acquired certain proprietary intellectual property related to our vehicle-to-grid initiatives in exchange for an interest free loan. Although the loan is non-interest bearing, we charge imputed interest on the loan to interest expense.

•	Capital leases of office equipment. Where appropriate for reasons such as cash flow and changes in technology, we use leases as an additional source of financing. In cases where substantially all of the benefits and risks of ownership of the property are transferred to us, the lease is treated as a capital lease and included in long-term debt.
For further information on our long-term debt, please refer to note 10 of our consolidated financial statements.
OPERATING LEASES
The above table represents our future minimum lease payments under leases relating to operating premises and office equipment. These leases are accounted for as operating leases and payments under the leases are included in SG&A expenses. We incurred rental expenses of $1.3 million under these operating leases in 2005, $1.2 million in 2004 and $1.2 million in 2003.
RELATED PARTY TRANSACTIONS
In the normal course of operations, we subcontract certain machining and sheet metal fabrication of parts to a company owned by the father and uncle of Joe Cargnelli, a director and senior officer of the Corporation and one of our principal shareholders. For the fiscal year ended December 31, 2005, billings by this related company totalled $0.9 million, a decrease of $0.9 million from the $1.8 million billed in the previous year. At December 31, 2005, we had an accounts payable balance due to this related company of $0.1 million. We believe that transactions with this company are consistent with terms we have with transactions with unrelated third parties.
All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
RISKS AND UNCERTAINTIES
This “Risks and Uncertainties” section contains certain forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Please refer to the caution regarding Forward-Looking Statements on page 14 of our 2005 Annual Report.
An investment in our business involves risk and readers should carefully consider the risks described below and additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business.
RISK FACTORS RELATED TO OUR FINANCIAL CONDITION
We have a limited operating history, and because our mix of revenues in the recent past does not reflect our current business strategy, it may be difficult to assess our business and future prospects.
We commenced operations of our fuel cell test business in 1996 and since that time we have been engaged principally in the manufacture and sale of fuel cell test and diagnostic equipment, the provision of related engineering and testing services, and research and product development relating to fuel cell systems and subsystems. For the year ended December 31, 2005, we derived $21.7 million, or 59%, of our revenues from sales of hydrogen generation products and services, $3.9 million, or 10%, of our revenues from sales of power products and services, and $11.6 million, or 31%, of our revenues from sales of fuel cell test equipment and services. For the year ended December 31, 2004, we derived $1.5 million from sales of hydrogen generation products and services, $4.1 million from sales of power products and services, and $11.0 million from sales of fuel cell test equipment and services. For the year ended December 31, 2003, we derived no revenue from sales of hydrogen generation products and services, $6.0 million from sales of power products and
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MANAGEMENT’S DISCUSSION AND ANALYSIS
services, and $20.7 million from sales of fuel cell test equipment and services. Our current business strategy is to develop, manufacture and sell fuel cell power products in larger quantities. In addition, following the acquisition of Stuart Energy, a significant part of our business now relates to hydrogen generation products. Because we have made limited sales of fuel cell power products to date and have added a new revenue stream with our hydrogen generation business, our historical operating data may be of limited value in evaluating our future prospects.
Because we expect to continue to incur net losses, we may not be able to implement our business strategy, and the price of our common shares may decline.
We have not generated any positive net income since the initial public offering of our shares in November 2000. Our current business strategy is to develop a portfolio of hydrogen and fuel cell products with market leadership positions for each product. In so doing, we will continue to incur significant expenditures for general administrative activities, including sales and marketing and research and development activities. As a result of these costs, we will need to generate and sustain significantly higher revenues and positive gross margins to achieve and sustain profitability. We incurred a net loss of $37.4 million for the year ended December 31, 2005, a net loss of $33.5 million for the year ended December 31, 2004 and a net loss of $22.1 million for the year ended December 31, 2003. Our accumulated deficit as of December 31, 2005 was $118.3 million, as of December 31, 2004 was $81.0 million and as of December 31, 2003 was $47.4 million. In January 2005, we acquired Stuart Energy. Stuart Energy incurred a net loss of $16.6 million for the nine months ended September 30, 2004 and a net loss of $26.9 million for the year ended December 31, 2003. During that period, Stuart Energy never had a profitable quarter.
We expect to incur significant operating expenses over the next several years. As a result, we expect to incur further losses in 2006 and 2007, and we may never achieve profitability. Accordingly, we may not be able to implement our business strategy, and the price of our common shares may decline.
Our quarterly operating results are likely to fluctuate significantly and may fail to meet the expectations of securities analysts and investors, and cause the price of our common shares to decline.
Our quarterly revenues and operating results have varied significantly in the past and are likely to vary in the future. These quarterly fluctuations in our operating performance result from the length of time between our first contact with a customer and the recognition of revenue from sales to that customer. Our products are highly-engineered and many are still in development stages; therefore, the length of time between approaching a customer and delivering our products to that customer can span quarterly periods. In many cases a customer’s decision to buy our products and services may require the customer to change its established business practices and to conduct its business in new ways. As a result, we must educate customers on the use and benefits of our products and services, which can require us to commit significant time and resources without necessarily generating any revenues. Many potential customers may wish to enter into test arrangements with us in order to use our products and services on a trial basis. The success of these trials may determine whether or not the potential customer purchases our products or services on a commercial basis. Potential customers may also need to obtain approval at a number of management levels and one or more regulatory approvals, which may delay a decision to purchase our products.
The length and variability of the sales cycles for our products make it difficult to forecast accurately the timing and amount of specific sales and corresponding revenue recognition. The delay or failure to complete one or more large sales transactions could significantly reduce our revenues for a particular quarter and we may expend substantial funds and management effort during our sales cycle with no assurance that we will successfully sell our products. As a result, our quarterly operating results are likely to fluctuate significantly and we may fail to meet expectations of securities analysts and investors, and the price of our common shares may decline.
We may be unable to raise additional capital to pursue our commercialization plans and may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive business opportunities.
Based on our current business plan, we believe we have sufficient cash on hand to meet our working capital and capital expenditure needs for the next two to three years. We may also require additional capital to acquire or invest in complementary businesses or products, or obtain the right to use complimentary technologies, or accelerate product development and commercialization activities. We may need to raise additional funds sooner if our estimates of revenues, costs and capital expenditures change or are inaccurate.
If we are unable to raise additional capital or are unable to do so on acceptable terms, we may not be able to respond to the actions of our competitors or we may be prevented from conducting all or a portion of our planned operations. In particular, the development and commercialization of our products could be delayed or discontinued if we are unable to fund our research and product development activities or the development of our manufacturing capabilities. In addition, we may be forced to reduce our sales and marketing efforts or forego attractive business opportunities.
If we issue additional equity securities to third parties in order to raise funds, the ownership percentage in our company of each of our existing shareholders will be reduced.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our ability to grow revenue and future prospects depend to a certain extent on our relationship with General Motors and General Motors’ commitment to the commercialization of fuel cell markets.
One of our largest shareholders and until 2005 our largest customer by revenue was General Motors, which owns approximately 12.4% of our outstanding common shares. General Motors accounted for 10% of our revenues for the year ended December 31, 2005, 31% for the year ended December 31, 2004 and 33% for the year ended December 31, 2003. Revenue from General Motors in 2005 declined, in part, due to the culmination of our engineering services contract in the third quarter of 2004. Our ability to grow revenue and future prospects could be hurt if General Motors were to change its relationship with us. There is no guarantee that our interests will continue to be aligned with the interests of General Motors and that our relationship with General Motors will continue in its current form. Furthermore, any change in General Motors’ strategy with respect to fuel cells, whether as a result of market, economic or competitive pressure, could also harm our business. Such a change in strategy could include, for example, any decision by General Motors to:
•	alter its commitment to fuel cell technology in favor of competing technologies;

•	delay its introduction of fuel cell products and vehicles; or

•	increase the internal development of fuel cell products or purchase them from another supplier.
In addition, where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors and in some cases, the intellectual property is jointly owned. As a result of such licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We currently depend upon a relatively limited number of customers for a majority of our revenues and a decrease in revenue from these customers could materially adversely affect our business, financial condition and results of operations.
To date, a relatively limited number of customers have accounted for a majority of our revenues and we expect they will continue to do so for the foreseeable future. Our four largest customers, including General Motors, accounted for 31% of our revenues for the year ended December 31, 2005, 68% for the year ended December 31, 2004 and 60% for the year ended December 31, 2003. The identities of some of our largest customers have changed from year to year. Our arrangements with these customers are generally non-exclusive, have no volume commitments and are often on a purchase-order basis and we cannot be certain that customers that have accounted for significant revenue in past periods will continue to purchase our products and generate revenues. Accordingly, our revenue and results of operations may vary from period to period. We are also subject to credit risk associated with the concentration of our accounts receivable from these significant customers. If one or more of our significant customers were to cease doing business with us, significantly reduce or delay its purchases from us, or fail to pay on a timely basis, our business, financial condition and results of operations could be materially adversely affected.
Our operating results may be subject to currency fluctuation.
Our monetary assets and liabilities denominated in currencies other than the U.S. dollar will give rise to a foreign currency gain or loss reflected in earnings. To the extent that the Canadian dollar or the euro strengthens against the U.S. dollar, we may incur net foreign exchange losses on our net monetary asset balance which is denominated in those currencies. Such losses would be included in our financial results and, consequently, may have an adverse effect on our share price.
As we currently have operations based in Canada and Europe, a significant portion of our expenses are in Canadian dollars and euros. However, a significant part of our revenues are currently generated in U.S. dollars and euros, and we expect that this will continue for the foreseeable future. In addition, we may be required to finance our European operations by exchanging Canadian dollars or U.S. dollars into euros. The exchange rates between the Canadian dollar, the U.S. dollar and the euro are subject to daily fluctuations in the currency markets and these fluctuations in market exchange rates are expected to continue in the future. Such fluctuations affect both our consolidated revenues as well as our consolidated costs. If the value of the U.S. dollar weakens against the Canadian dollar or the euro, the profit margin on our products may be reduced. Also, changes in foreign exchange rates may affect the relative costs of operations and prices at which we and our foreign competitors sell products in the same market. We currently have limited currency hedging through financial instruments. We do carry a portion of our short-term investments in Canadian dollars and euros.
Certain external factors may affect the value of identifiable intangible assets and goodwill, which may require us to recognize an impairment charge. Identifiable intangible assets and goodwill arising from our acquisition of Greenlight (now Hydrogenics Test Systems Inc.) in 2003 and our acquisition of Stuart Energy in 2005 comprise a substantial portion of our total assets. Economic, market, legal, regulatory, competitive, customer, contractual and other factors may affect the value of identifiable intangible assets and goodwill. If any of these factors impair the value of these assets, accounting rules require us to reduce their carrying value and recognize an impairment charge, which would reduce our reported assets and earnings in the year the impairment charge is recognized.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
Our insurance may not be sufficient.
We carry insurance that we consider adequate having regard to the nature of the risks and costs of coverage. We may not, however, be able to obtain insurance against certain risks or for certain products or other resources located from time to time in certain areas of the world. We are not fully insured against all possible risks, nor are all such risks insurable. Thus, although we maintain insurance coverage, such coverage may not be adequate.
RISK FACTORS RELATED TO OUR BUSINESS AND INDUSTRY
Significant markets for fuel cell and other hydrogen energy products may never develop or may develop more slowly than we anticipate, which would significantly harm our revenues and may cause us to be unable to recover the losses we have incurred and expect to incur in the development of our products.
Significant markets may never develop for fuel cell and other hydrogen energy products or they may develop more slowly than we anticipate. Any such delay or failure would significantly harm our revenues and we may be unable to recover the losses we have incurred and expect to continue to incur in the development of our products. If this were to occur, we may never achieve profitability and our business could fail. Fuel cell and other hydrogen energy products represent an emerging market, and whether or not end-users will want to use them may be affected by many factors, some of which are beyond our control, including:
•	the emergence of more competitive technologies and products, including other environmentally clean technologies and products that could render our products obsolete;

•	the future cost of hydrogen and other fuels used by our fuel cell systems;

•	the future cost of MEAs used in our fuel cell systems;

•	the future cost of platinum, a key metal used in our fuel cell systems;

•	the regulatory requirements of agencies, including the development of uniform codes and standards for fuel cell products, hydrogen refueling infrastructure and other hydrogen energy products;

•	government support of fuel cell technology, hydrogen storage technology and hydrogen refueling technology;

•	the manufacturing and supply costs for fuel cell components and systems;

•	the perceptions of consumers regarding the safety of our products;

•	the willingness of consumers to try new technologies;

•	the continued development and improvement of existing power technologies; and

•	the future cost of fuels used in existing technologies.
Hydrogen may not be readily available on a cost-effective basis, in which case our fuel cell products may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected.
If our fuel cell product customers are not able to obtain hydrogen on a cost-effective basis, we may be unable to compete with existing power sources, and our revenues and results of operations would be materially adversely affected. Our fuel cell products require oxygen and hydrogen to operate. While ambient air can typically supply the necessary oxygen, our fuel cells rely on hydrogen derived from water or from fuels such as natural gas, propane, methanol and other petroleum products. We manufacture and develop hydrogen generation systems called electrolyzers that use electricity to separate water into its constituent parts of hydrogen and oxygen. In addition, third parties are developing systems to extract, or reform, hydrogen from fossil fuels. Significant growth in the use of hydrogen-powered devices, particularly in the mobile market, may require the development of an infrastructure to deliver the hydrogen. There is no guarantee that such an infrastructure will be developed on a timely basis or at all. Even if hydrogen is available for our products, if its price is such that electricity or power produced by our systems would cost more than electricity provided through other means, we may be unable to compete successfully.
Changes in government policies and regulations could hurt the market for our products.
The fuel cell and hydrogen industry is in its development phase and is not currently subject to industry-specific government regulations in Canada or the United States relating to matters such as design, storage, transportation and installation of fuel cell systems and hydrogen infrastructure products. However, given that the production of electrical energy has typically been an area of significant government regulation, we expect that we will encounter industry-specific government regulations in the future in the jurisdictions and markets in which we operate. For example, regulatory approvals or permits may be required for the design, installation and operation of stationary fuel cell systems under federal, state and provincial regulations governing electric utilities and mobile fuel cell systems under federal, state and provincial emissions regulations affecting automobile manufacturers. To the extent that there are delays in gaining such regulatory approval, our development and growth may be constrained. Furthermore, the inability of our potential customers to obtain a permit, or the inconvenience often associated with the permit process, could harm demand for fuel cell and other hydrogen products and, therefore, harm our business.
Our business will suffer if environmental policies change and no longer encourage the development and growth of clean power technologies. The interest by automobile manufacturers in fuel cell technology has been driven in part by environmental laws and regulations in California and, to a lesser extent, in New York, Massachusetts and Maine. There is no guarantee that these laws
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MANAGEMENT’S DISCUSSION AND ANALYSIS
and regulations will not change and any such changes could result in automobile manufacturers abandoning their interest in fuel cell powered vehicles. In addition, if current laws and regulations in these states are not kept in force or if further environmental laws and regulations are not adopted in these and other jurisdictions, demand for vehicular fuel cells may be limited.
The market for stationary and portable energy-related products is influenced by federal, state and provincial governmental regulations and policies concerning the electric utility industry. Changes in regulatory standards or public policy could deter further investment in the research and development of alternative energy sources, including fuel cells and fuel cell products, and could result in a significant reduction in the potential market demand for our products. We cannot predict how changing government regulation and policies regarding the electric utility industry will affect the market for stationary and portable fuel cell systems.
Although the development of alternative energy sources, and in particular fuel cells, has been identified as a significant priority by many governments, we cannot be assured that governments will not change their priorities or that any such change would not materially affect our revenues and our business. If governments change their laws and regulations such that the development of alternative energy sources is no longer required or encouraged, the demand for alternative energy sources such as our fuel cell products may be significantly reduced or delayed and our sales would decline.
The development of uniform codes and standards for hydrogen-powered vehicles and related hydrogen refueling infrastructure may not develop in a timely fashion, if at all.
Uniform codes and standards do not currently exist for fuel cell systems, fuel cell components, hydrogen internal combustion engines or for the use of hydrogen as a vehicle fuel. Establishment of appropriate codes and standards is a critical element to allow fuel cell system developers, fuel cell component developers, hydrogen internal combustion engine developers, hydrogen infrastructure companies and hydrogen storage and handling companies to develop products that will be accepted in the marketplace.
The development of hydrogen standards is being undertaken by numerous organizations. Given the number of organizations pursuing hydrogen codes and standards, it is not clear whether universally accepted codes and standards will result in a timely fashion, if at all.
We currently face and will continue to face significant competition from other developers and manufacturers of fuel cell power products, hydrogen generation systems and test and diagnostic equipment. If we are unable to compete successfully, we could experience a loss of market share, reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.
In the commercial production of fuel cell power products, we compete with a number of companies that currently have fuel cell and fuel cell system development programs. We expect that several of these competitors will be able to deliver competing products to certain markets before we do. While our strategy is the development of fuel cell and hydrogen generation technologies for sale to end-users, systems integrators, governments, OEMs and market channel partners, many of our competitors are developing products specifically for use in particular markets. These competitors may be more successful in penetrating their specific markets than we are. In addition, an increase in the popularity of fuel cell power in particular market channels may cause certain of our customers to develop and produce some or all of the fuel cell technologies that we are developing.
In our markets for hydrogen generation systems, we compete with a number of companies that develop and manufacture hydrogen generation products based on onsite water electrolysis and/or reforming technologies. We also compete with suppliers of hydrogen gas that deliver hydrogen to the customer’s site in tube trailers or bottles or by pipeline. In many cases, these suppliers have established delivery infrastructure and customer relationships.
We compete with a number of companies that manufacture fuel cell test and diagnostic equipment. In addition, most large fuel cell developers and OEMs have some degree of internal test station development. Our customers for fuel cell test and diagnostic equipment may develop their own internal test stations. We also sell fuel cell test and diagnostic equipment to companies that compete with our efforts to develop and manufacture fuel cell power products. This competition may negatively impact the sales of our fuel cell test and diagnostic equipment to such companies.
Competition in the markets for fuel cell power modules, hydrogen generation equipment and fuel cell test stations are significant and will likely persist and intensify over time. We compete directly and indirectly with a number of companies that provide products and services that are competitive with all, some or part of our products and related services. Many of our existing and potential competitors have greater brand name recognition than us and their products may enjoy greater initial market acceptance among our potential customers. In addition, many of these competitors have significantly greater financial, technical, sales, marketing, distribution, service and other resources than we have and may also be better able to adapt quickly to customers’ in technology.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competition’ branch, power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
We face competition for fuel cell power products from developers and manufacturers of traditional technologies and other alternative technologies.
Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted traditional technologies such as internal combustion engines and turbines, as well as coal, oil and nuclear powered generators. Additionally, there are competitors working on developing technologies that use other types of fuel cells and other alternative power technologies, advanced batteries and hybrid battery/ internal combustion engines, which may compete for our target customers. Given that PEM fuel cells have the potential to replace these existing power sources, competition in our target markets will also come from these traditional power technologies, from improvements to traditional power technologies and from new alternative power technologies, including other types of fuel cells. Demand for fuel cell test and diagnostic equipment is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies.
If we are unable to continuously improve our products and if we cannot generate effective responses to our competitors’ branch power, product innovations, pricing strategies, marketing campaigns, partnerships, distribution channels, service networks and other initiatives, our ability to gain market share or market acceptance for our products could be limited, our revenues and our profit margins may suffer, and we may never become profitable.
Our strategy for the sale of fuel cell power products depends upon developing partnerships with governments and systems integrators, OEMs, suppliers and other market channel partners who will incorporate our products into theirs.
Other than in a few specific markets, our strategy is to develop and manufacture products and systems for sale to governments and systems integrators, OEMs, suppliers and other market channel partners that have mature sales and distribution networks for their products. Our success may be heavily dependent upon our ability to establish and maintain relationships with these partners who will integrate our fuel cell products into their products and on our ability to find partners who are willing to assume some of the research and development costs and risks associated with our technologies and products. Our performance may, as a result, depend on the success of other companies, and there are no assurances of their success. We can offer no guarantee that governments and systems integrators, OEMs, suppliers and other market channel partners will manufacture appropriate products or, if they do manufacture such products, that they will choose to use our products as components. The end products into which our fuel cell technology will be incorporated will be complex appliances comprising many components and any problems encountered by such third parties in designing, manufacturing or marketing their products, whether or not related to the incorporation of our fuel cell products, could delay sales of our products and adversely affect our financial results. Our ability to sell our products to the OEM markets depends to a significant extent upon our partners’ worldwide sales and distribution networks and service capabilities. In addition, some of our agreements with customers and partners require us to provide shared intellectual property rights in certain situations, and there can be no assurance that any future relationships that we enter into will not require us to share some of our intellectual property. Any change in the fuel cell, hydrogen or alternative fuel strategies of one of our partners could have a material adverse effect on our business and our future prospects.
In addition, in some cases, our relationships are governed by a non-binding memorandum of understanding or a letter of intent. We cannot assure you that we will be able to successfully negotiate and execute definitive agreements with any of these partners, and failure to do so may effectively terminate the relevant relationship. We also have relationships with third-party distributors who also indirectly compete with us. For example, we have targeted industrial gas suppliers as distributors of our hydrogen generators. Because industrial gas suppliers currently sell hydrogen in delivered form, adoption by their customers of our hydrogen generation products could cause them to experience declining demand for delivered hydrogen. For this reason, industrial gas suppliers may be reluctant to purchase or resell our hydrogen generators. In addition, our third-party distributors may require us to provide volume price discounts and other allowances, or customize our products, either of which could reduce the potential profitability of these relationships.
We are dependent upon third party suppliers for key materials and components for our products. If these suppliers become unable or unwilling to provide us with sufficient materials and components on a timely and cost-effective basis, we may be unable to manufacture our products cost-effectively or at all, and our revenues and gross margins would suffer.
We rely upon third party suppliers to provide key materials and components for our fuel cell power products, hydrogen generation products and fuel cell test equipment. A supplier’s failure to provide materials or components in a timely manner, or to provide materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, may harm our ability to manufacture our products cost-effectively or at all, and our revenues and gross margins might suffer. To the extent that we are unable to develop and patent our own technology and manufacturing processes, and to the extent that the processes which our suppliers use to manufacture materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, and that could adversely affect our ability to produce commercially viable products.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
We will need to recruit, train and retain key management and other qualified personnel to successfully expand our business.
Our future success will depend in large part upon our ability to recruit and retain experienced research and development, engineering, manufacturing, operating, sales and marketing, customer service and management personnel. We compete in a new market and there are a limited number of people with the appropriate combination of skills needed to provide the services that our customers require. In the past, we have experienced difficulty in recruiting qualified personnel and we expect to experience continued difficulties in personnel recruiting. If we do not attract such personnel, we may not be able to expand our business. In addition, new employees generally require substantial training, which requires significant resources and management attention. Our success also depends upon retaining our key management, research, product development, engineering, marketing and manufacturing personnel. Even if we invest significant resources to recruit, train and retain qualified personnel, we may not be successful in our efforts.
We may not be able to manage successfully the expansion of our operations.
The pace of our expansion in facilities, staff and operations has placed significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems and our financial and management information systems, as well as retaining, motivating and effectively managing our employees. Our management skills and systems currently in place may not enable us to implement our strategy or to attract and retain skilled management, engineering and production personnel. Our failure to manage our growth effectively or to implement our strategy in a timely manner may significantly harm our ability to achieve profitability.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from foreign sales. Our international activities may be subject to inherent risks, including regulatory limitations restricting or prohibiting the provision of our products and services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, fluctuations in currency exchange rates, foreign exchange controls that restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity and potentially adverse tax consequences resulting from operating in multiple jurisdictions. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may acquire technologies or companies in the future, and these acquisitions could disrupt our business and dilute our shareholders’ interests.
We may acquire additional technologies or other companies in the future and we cannot provide assurances that we will be able to successfully integrate their operations or that the cost savings we anticipate will be fully realized. Entering into an acquisition or investment entails many risks, any of which could materially harm our business, including:
•	diversion of management’s attention from other business concerns;

•	failure to effectively assimilate the acquired technology, employees or other assets of the company into our business;

•	the loss of key employees from either our current business or the acquired business; and

•	assumption of significant liabilities of the acquired company.
If we complete additional acquisitions, we may dilute the ownership of current shareholders. In addition, achieving the expected returns and cost savings from our past and future acquisitions will depend in part upon our ability to integrate the products and services, technologies, research and development programs, operations, sales and marketing functions, finance, accounting and administrative functions, and other personnel of these businesses into our business in an efficient and effective manner. We cannot ensure that we will be able to do so or that the acquired businesses will perform at anticipated levels. If we are unable to successfully integrate acquired businesses, our anticipated revenues may be lower and our operational costs may be higher.
We have no experience manufacturing our products on a large scale basis, and if we do not develop adequate manufacturing processes and capabilities to do so in a timely manner, we will be unable to achieve our growth and profitability objectives.
We have manufactured only a limited number of products for prototypes and initial sales, and we have no experience manufacturing products on a large scale. In order to produce certain of our products at affordable prices we will have to manufacture a large volume of such products. We do not know when or whether we will be able to develop efficient, low-cost manufacturing capabilities and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market such products. Even if we are successful in developing our manufacturing capabilities and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers and the market. Our failure to develop these manufacturing processes and capabilities in a timely manner could prevent us from achieving our growth and profitability objectives.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
RISK FACTORS RELATED TO OUR PRODUCTS AND TECHNOLOGY
We may never complete the development of commercially viable fuel cell power products and/or commercially viable hydrogen generation systems for new hydrogen energy applications, and if we fail to do so, we will not be able to meet our business and growth objectives. We have made commercial sales of fuel cell test and diagnostic equipment, generally on a purchase order basis, since our inception, and have only been engaged in the development of fuel cells, fuel cell power modules, integrated fuel cell systems and hydrogen refueling stations for a short period of time. Because our business and industry are still in the developmental stage, we do not know when or whether we will successfully complete research and development of commercially viable fuel cell power products and commercially viable hydrogen generation equipment for new hydrogen energy applications. If we do not complete the development of such commercially viable products, we will be unable to meet our business and growth objectives. We expect to face unforeseen challenges, expenses and difficulties as a developing company seeking to design, develop and manufacture new products in each of our targeted markets. Our future success also depends upon our ability to effectively market fuel cell products and hydrogen generation products once developed.
We must lower the cost of our fuel cell and hydrogen generation products and demonstrate their reliability, or consumers will be unlikely to purchase our products and we will therefore not generate sufficient revenues to achieve and sustain profitability.
Fuel cells currently cost more than many established competing technologies, such as internal combustion engines and batteries. The price of fuel cell and hydrogen generation products is dependent largely upon material and manufacturing costs. We cannot guarantee that we will be able to lower these costs to a level where we will be able to produce a competitive product or that any product we produce using lower cost materials and manufacturing processes will not suffer from lower performance, reliability and longevity. If we are unable to produce fuel cell and hydrogen generation products that are competitive with other technologies in terms of price, performance, reliability and longevity, consumers will be unlikely to buy our fuel cell and hydrogen generation products. Accordingly, we would not be able to generate sufficient revenues with positive gross margins to achieve and sustain profitability.
Any failures or delays in field tests of our products could negatively affect our customer relationships and increase our manufacturing costs. We regularly field test our products and we plan to conduct additional field tests in the future. Any failures or delays in our field tests could harm our competitive position and impair our ability to sell our products. Our field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly, operator error and the failure to maintain and service the test prototypes properly. Many of these potential problems and delays are beyond our control. In addition, field test programs, by their nature, may involve delays relating to product roll-out and modifications to product design, as well as third party involvement. Any problem or perceived problem with our field tests, whether it originates from our technology, our design, or third parties, could hurt our reputation and the reputation of our products and limit our sales. Such field test failures may negatively affect our relationships with customers, require us to extend field testing longer than anticipated before undertaking commercial sales and require us to develop further our technology to account for such failures prior to the field tests, thereby increasing our manufacturing costs.
The components of our products may contain defects or errors that could negatively affect our customer relationships and increase our development, service and warranty costs.
Our products are complex and must meet the stringent technical requirements of our customers. The software and other components used in our fuel cell and hydrogen generation products may contain undetected defects or errors, especially when first introduced, which could result in the failure of our products to perform, damage to our reputation, delayed or lost revenue, product returns, diverted development resources and increased development, service and warranty costs.
Rapid technological advances or the adoption of new codes and standards could impair our ability to deliver our products in a timely manner and, as a result, our revenues would suffer.
Our success depends in large part on our ability to keep our products current and compatible with evolving technologies, codes and standards. Unexpected changes in technology or in codes and standards could disrupt the development of our products and prevent us from meeting deadlines for the delivery of products. If we are unable to keep pace with technological advancements and adapt our products to new codes and standards in a timely manner, our products may become uncompetitive or obsolete and our revenues would suffer.
We depend upon intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success. Failure to protect our intellectual property rights may reduce our ability to prevent others from using our technology. We rely on a combination of patent, trade secret, trademark and copyright laws to protect our intellectual property. Some of our intellectual property is currently not covered by any patent or patent application. Patent protection is subject to complex factual and legal criteria that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, we cannot be assured that:
•	any of the United States, Canadian or other patents owned by us or third party patents licensed to us will not be invalidated, circumvented, challenged, rendered unenforceable, or licensed to others; or

•	any of our pending or future patent applications will be issued with the breadth of protection that we seek, if at all.
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MANAGEMENT’S DISCUSSION AND ANALYSIS
In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited, not applied for or unenforceable in foreign countries.
Furthermore, although we typically retain sole ownership of the intellectual property we develop, our alliance with General Motors provides for shared intellectual property rights in certain situations. Where intellectual property is developed pursuant to our use of technology licensed from General Motors, we have committed to provide certain exclusive or non-exclusive licenses in favor of General Motors, and in some cases the intellectual property is jointly owned. As a result of these licenses, we may be limited or precluded, as the case may be, in the exploitation of such intellectual property rights.
We have also entered into agreements with other customers and partners that involve shared intellectual property rights. Any developments made under these agreements will be available for future commercial use by all parties to the agreement.
We also seek to protect our proprietary intellectual property through contracts including, when possible, confidentiality agreements and inventors’ rights agreements with our customers and employees. We cannot be sure that the parties that enter into such agreements with us will not breach them, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships. If necessary or desirable, we may seek licenses under the patents or other intellectual property rights of others. However, we cannot be sure that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. Our failure to obtain a license from a third party for intellectual property we use in the future could cause us to incur substantial liabilities and to suspend the manufacture and shipment of products or our use of processes which exploit such intellectual property.
Our involvement in intellectual property litigation could negatively affect our business.
Our future success and competitive position depend in part upon our ability to obtain or maintain the proprietary intellectual property used in our principal products. In order to establish and maintain such a competitive position we may need to prosecute claims against others who we believe are infringing our rights and defend claims brought by others who believe that we are infringing their rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the sale of any products involved or the use or licensing of related intellectual property and divert the efforts of our technical and management personnel from their principal responsibilities, regardless of whether such litigation is resolved in our favor. If we are found to be infringing on the intellectual property rights of others, we may, among other things, be required to:
•	pay substantial damages;

•	cease the development, manufacture, use, sale or importation of products that infringe upon such intellectual property rights;

•	discontinue processes incorporating the infringing technology;

•	expend significant resources to develop or acquire non-infringing intellectual property; or

•	obtain licenses to the relevant intellectual property.
We cannot offer any assurance that we will prevail in any such intellectual property litigation or, if we were not to prevail in such litigation, that licenses to the intellectual property that we are found to be infringing upon would be available on commercially reasonable terms, if at all. The cost of intellectual property litigation as well as the damages, licensing fees or royalties that we might be required to pay could have a material adverse effect on our business and financial results.
Our products use flammable fuels that are inherently dangerous substances and could subject us to product liabilities.
Our financial results could be materially impacted by accidents involving either our products or those of other fuel cell manufacturers, either because we face claims for damages or because of the potential negative impact on demand for fuel cell products. Our products use hydrogen, which is typically generated from gaseous and liquid fuels such as propane, natural gas or methanol in a process known as reforming. While our fuel cell products do not use these fuels in a combustion process, natural gas, propane and other hydrocarbons are flammable fuels that could leak and then combust if ignited by another source. In addition, certain of our OEM partners and customers may experience significant product liability claims. As a supplier of products and systems to these OEMs, we face an inherent business risk of exposure to product liability claims in the event that our products, or the equipment into which our products are incorporated, malfunction and result in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accidents. Product liability claims could result in significant losses from expenses incurred in defending claims or the award of damages. Since our products have not yet gained widespread market acceptance, any accidents involving our systems, those of other fuel cell products or those used to produce hydrogen could materially impede acceptance of our products. In addition, although our management believes that our liability coverage is currently adequate to cover these risks, we may be held responsible for damages beyond the scope of our insurance coverage.
32     HYDROGENICS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS
RISK FACTORS RELATED TO OWNERSHIP OF OUR COMMON SHARES
If at any time we qualify as a passive foreign investment company under United States tax laws, our shareholders may be subject to adverse tax consequences.
We would be a passive foreign investment company if 75% or more of our gross income in any year is considered “passive income” for United States tax purposes. For this calculation, passive income generally includes interest, dividends, some types of rents and royalties, and gains from the sale of assets that produce these types of income. In addition, we would be classified as a passive foreign investment company if the average percentage of our assets during any year that produced passive income, or that were held to produce passive income, is at least 50%.
Based on our current and projected income and the market value of our common shares, we do not expect to be a passive foreign investment company for United States federal income tax purposes for the taxable year ending December 31, 2005. However, since the determination of whether we are a passive foreign investment company is based on the composition of our income and assets from time to time, and since the market value of our common shares is likely to fluctuate, there can be no assurance that we will not be considered a passive foreign investment company in another fiscal year. If we are classified as a passive foreign investment company, this characterization could result in adverse United States tax consequences for our shareholders resident in the United States, including having a gain recognized on the sale of our common shares being treated as ordinary income that is not eligible for the lower tax rate applicable to certain dividends and having potential punitive interest charges apply to such sale proceeds.
United States shareholders should consult their own United States tax advisors with respect to the United States tax consequences of holding our common shares and annually determine whether we are a passive foreign investment company.
A limited number of shareholders collectively own a significant portion of our common shares and may act, or prevent corporate actions, to the detriment of other shareholders.
A limited number of shareholders, including our founders and General Motors, currently own a significant portion of our outstanding common shares. General Motors currently owns approximately 12.4% of our outstanding common shares. Accordingly, these shareholders may, if they act together, exercise significant influence over all matters requiring shareholder approval, including the election of a majority of our directors and the determination of significant corporate actions. This concentration could also have the effect of delaying or preventing a change in control that could otherwise be beneficial to our shareholders.
Future sales of common shares by our principal shareholders could cause our share price to fall and reduce the value of a shareholder’s investment.
If our principal shareholders, including our founders, sell substantial amounts of their common shares in the public market, the market price of our common shares could fall and the value of a shareholder’s investment could be reduced. The perception among investors that these sales may occur could have a similar effect. Share price declines may be exaggerated if the low trading volume that our common shares have experienced to date continues. These factors could also make it more difficult for us to raise additional funds through future offerings of our common shares or other securities.
Our articles of incorporation authorize us to issue an unlimited number of common and preferred shares, and significant issuances of common or preferred shares could dilute the share ownership of our shareholders, deter or delay a takeover of us that our shareholders may consider beneficial or depress the trading price of our common shares.
Our articles of incorporation permit us to issue an unlimited number of common and preferred shares. If we were to issue a significant number of common shares, it would reduce the relative voting power of previously outstanding shares. Such future issuances could be at prices less than our shareholders paid for their common shares. If we were to issue a significant number of common or preferred shares, these issuances could also deter or delay an attempted acquisition of us that a shareholder may consider beneficial, particularly in the event that we issue preferred shares with special voting or dividend rights. While NASDAQ and TSX rules may require us to obtain shareholder approval for significant issuances, we would not be subject to these requirements if we ceased, voluntarily or otherwise, to be listed on NASDAQ and the TSX. Significant issuances of our common or preferred shares, or the perception that such issuances may occur, could cause the trading price of our common shares to drop.
U.S. investors may not be able to enforce U.S. civil liability judgments against us or our directors, controlling persons and officers.
We are organized under the laws of Canada. A majority of our directors, controlling persons and officers are residents of Canada and all or a substantial portion of their assets and substantially all of our assets are located outside of the United States. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, claims against us or such persons predicated upon the U.S. federal securities laws.
ANNUAL REPORT 2005     33

MANAGEMENT’S DISCUSSION AND ANALYSIS
However, a Canadian court would generally enforce, in an original action, civil liability predicated on U.S. securities laws if the laws that govern the shareholder’s claim according to applicable Canadian law are proven by expert evidence not to be contrary to public policy as the term is applied by a Canadian court and are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that the action is in compliance with Canadian procedural laws and applicable Canadian legislation regarding the limitation of actions.
Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except where, for example:
•	the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

•	the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or was not final, conclusive or enforceable under the laws of the applicable state;

•	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

•	a dispute between the same parties based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

•	the enforcement of the judgment of the U.S. court was inconsistent with public policy, as the term is applied by the Canadian court;

•	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

•	there has not been compliance with applicable Canadian laws dealing with the limitation of actions.
Our share price is volatile and we may continue to experience significant share price and volume fluctuations.
Since our common shares were initially offered to the public in November 2000, the stock markets, particularly in the technology and alternative energy sectors, and our share price have experienced significant price and volume fluctuations. Our common shares may continue to experience volatility for reasons unrelated to our own operating performance, including:
•	performance of other companies in the fuel cell or alternative energy business;

•	news announcements, securities mendations and other developments with respect to our industry or our competitors; or

•	changes in general economic conditions.
Shareholders would likely receive much less than the amount they paid for their shares if we liquidate our assets and distribute the proceeds. The current market price of our common shares significantly exceeds the net tangible book value per share of our common shares. As a result, shareholders would likely receive much less than the amount paid for their shares if we liquidate our assets and distribute the proceeds.
As of March 10, 2006 there were 6,326,053 options to purchase our common shares. If these securities are exercised, our shareholders will incur substantial dilution.
A significant element in our plan to attract and retain qualified personnel is the issuance to such persons of options to purchase our common shares. As of March 10, 2006, we have issued and outstanding 6,326,053 options to purchase our common shares at an average price of USD $4.50 per common share. Accordingly, to the extent that we are required to issue significant numbers of options to our employees, and such options are exercised, you could experience significant dilution.
DISCLOSURE CONTROLS
We have disclosure controls and procedures in place that are designed to provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis. We have reviewed our disclosure controls and have concluded that they were effective during the reporting period.
34     HYDROGENICS CORPORATION

MANAGEMENT’S REPORT
TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
The accompanying consolidated financial statements and all information in this annual report are the responsibility of the management of Hydrogenics Corporation (the “Corporation”). The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect management’s best judgments. The significant accounting policies which management believes are appropriate for the Corporation are described in Notes 2 and 3 to the consolidated financial statements. Financial information contained throughout this annual report is consistent with these financial statements.
Management has established and maintains a system of internal controls that provides reasonable assurance that all transactions are accurately recorded, that the financial statements realistically report the Corporation’s operating and financial results, and that the Corporation’s assets are safeguarded. In addition, Management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed.
The Board of Directors, through its Audit Committee, ensures that management fulfils its responsibilities for financial reporting and systems of internal control. The Audit Committee, which is comprised solely of independent directors, meets regularly with financial management and external auditors to review accounting, auditing and financial matters. The Audit Committee reports its findings to the Board of Directors for consideration when approving the consolidated financial statements for issuance to the shareholders.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, the Corporation’s independent auditors who are appointed by the shareholders of the Corporation upon the recommendation of the Audit Committee and the Board of Directors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. The independent auditors have full and unrestricted access to the Audit Committee.

Pierre Rivard	Lawrence Davis
President and Chief Executive Officer	Chief Financial Officer

February 20, 2006
Mississauga, Ontario
36      HYDROGENICS CORPORATION

AUDITORS’ REPORT
AUDITORS’ REPORT TO THE SHAREHOLDERS OF HYDROGENICS CORPORATION
We have audited the consolidated balance sheets of Hydrogenics Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
February 20, 2006
Toronto, Canada

CONSOLIDATED BALANCE SHEETS

As at December 31, 2005 and December 31, 2004
(thousands of U.S. dollars)	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$5,394	$26,209
Short-term investments	80,396	62,853
Accounts receivable (note 5)	7,733	5,223
Grants receivable	1,909	2,437
Inventories (note 6)	8,685	4,324
Prepaid expenses	2,353	1,400

	106,470	102,446

Deferred charges (note 2)	—	1,030
Property, plant and equipment (note 7)	5,682	5,286
Intangible assets (note 8)	33,972	3,878
Goodwill (note 4)	68,505	5,113
Other non-current assets	28	108

	$214,657	$117,861

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities (notes 9 and 17)	$14,918	$6,635
Unearned revenue	3,772	1,537

	18,690	8,172

Long-term debt (note 10)	325	302
Deferred research and product development grants	135	174

	19,150	8,648

Shareholders’ Equity (notes 11 and 12)
Share capital and other equity	318,804	194,159
Deficit	(118,274)	(80,900)
Foreign currency translation adjustment	(5,023)	(4,046)

	195,507	109,213

	$214,657	$117,861

Commitments and contingencies (notes 14 and 15)
The accompanying notes form an integral part of these consolidated financial statements.

Norman Seagram,	Pierre Rivard
Chairman	President, CEO, Director
ANNUAL REPORT 2005     37

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

For the years ended December 31, 2005, 2004 and 2003
(thousands of U.S. dollars, except for share and per share amounts)	2005	2004	2003

Revenues	$37,191	$16,656	$26,660

Cost of revenues	33,881	12,396	18,042

	3,310	4,260	8,618

Operating expenses
Selling, general and administrative	22,354	12,992	12,361
Stock-based compensation expense (note 12)	2,262	1,313	684
Research and product development (note 13)	7,745	9,069	7,038
Amortization of property, plant and equipment	1,365	2,517	2,247
Amortization of intangible assets (note 8)	8,429	8,510	12,933
Impairment of intangible assets (note 8)	—	3,693	—
Integration costs (recovery) (note 23)	1,123	(77)	1,243

	43,278	38,017	36,506

Loss from operations	(39,968)	(33,757)	(27,888)

Other income (expenses)
Provincial capital tax	(91)	(260)	(53)
Interest, net	2,936	895	657
Foreign currency gains (losses)	(251)	(333)	5,383

	2,594	302	5,987

Loss before income taxes	(37,374)	(33,455)	(21,901)
Current income tax expense (note 18)	—	84	190

Net loss for the year	(37,374)	(33,539)	(22,091)

Deficit — Beginning of year	(80,900)	(47,361)	(25,270)

Deficit — End of year	$(118,274)	$(80,900)	$(47,361)

Net loss per share
Basic and diluted (note 20)	(0.41)	(0.53)	(0.42)

Shares used in calculating basic and diluted net loss per share	91,226,912	63,542,811	52,993,167

The accompanying notes form an integral part of these consolidated financial statements.
38     HYDROGENICS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005, 2004 and 2003
(thousands of U.S. dollars, except for share and per share amounts)	2005	2004	2003

CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):
Operating activities
Net loss for the year	$(37,374)	$(33,539)	$(22,091)
Items not affecting cash
Amortization of property, plant and equipment	2,267	2,517	2,247
Amortization of intangible assets	8,429	8,510	12,933
Impairment of intangible assets	—	3,693	—
Unrealized foreign exchange (gains) losses	210	(238)	(830)
Imputed interest on long-term debt	21	58	99
Non-cash consulting fees	76	70	59
Stock-based compensation	2,262	1,313	684
Net change in non-cash working capital (note 21)	(5,012)	2,058	(574)

	(29,121)	(15,558)	(7,473)

Investing activities
Decrease (increase) in short-term investments	9,052	(24,790)	21,503
Purchase of property, plant and equipment	(333)	(2,292)	(2,118)
Business acquisitions, net of cash acquired (note 4)	(343)	(924)	(3,301)

	8,376	(28,006)	16,084

Financing activities
Repayment of long-term debt	(180)	(242)	(238)
Decrease (increase) in deferred charges	—	795	(795)
Deferred research and product development grant	(39)	174	—
Common shares issued, net of issuance costs	149	60,401	122

	(70)	61,128	(911)

Increase (decrease) in cash and cash equivalents during the year	(20,815)	17,564	7,700
Effect of exchange rate changes on cash	—	—	(49)
Cash and cash equivalents — Beginning of year	26,209	8,645	994

Cash and cash equivalents — End of year	$5,394	$26,209	$8,645

Supplemental disclosure
Interest paid	$36	$38	$70
Income taxes paid	1	39	211
The accompanying notes form an integral part of these consolidated financial statements
ANNUAL REPORT 2005     39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 1. — DESCRIPTION OF BUSINESS
Hydrogenics Corporation (“Hydrogenics” or the “Corporation”) is a global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The Corporation has a diversified product portfolio of on-site hydrogen generation products, fuel cell power products, and fuel cell test systems.
NOTE 2. — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The accompanying consolidated financial statements of Hydrogenics Corporation and its subsidiaries have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, in the case of the Corporation, conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.
PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Corporation and its subsidiaries which are wholly-owned. All intercompany transactions and balances have been eliminated on consolidation.
USE OF ESTIMATES
The preparation of consolidated financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.
Significant estimates made by the Corporation include allowances for potentially uncollectible accounts receivable, warranty provisions, provisions for obsolete inventory, valuation allowances for future income tax assets, the recoverability of intangible assets, the fair value of goodwill, the fair value of stock options granted, provisions for costs to complete, contracts in progress and estimates of fair values related to business acquisitions.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of less than 90 days. Amounts are valued at the lower of cost and market.
SHORT-TERM INVESTMENTS
Short-term investments consist of interest bearing securities with original terms to maturity of less than one year and are carried at the lower of amortized cost and market value. The Corporation has the intention and the ability to hold these securities to maturity. Interest earned and market value losses are recognized immediately in the consolidated statements of operations.
INVENTORIES
Raw materials are valued at the lower of cost, determined on a first-in first-out basis, and replacement cost. Work-in-progress and finished goods are carried at the lower of cost and net realizable value.
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment are recorded at cost less accumulated amortization. Property, plant and equipment are amortized from the date of acquisition or, in respect of internally constructed assets, from the time an asset is substantially completed and ready for use. The cost of internally constructed assets includes materials, labour and directly attributable overhead costs.
Amortization is computed using the declining balance method as follows:

Test equipment	30% per annum
Computer hardware and software	30% per annum
Furniture and equipment	20% per annum
Automobiles	30% per annum
Leasehold improvements are amortized on a straight-line basis over the term of the lease.
The Corporation reviews the propriety of the carrying amount of property, plant and equipment when events or circumstances indicate that the carrying amounts may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than cost, the asset is written down to fair value.
40     HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
GOODWILL AND INTANGIBLE ASSETS
Goodwill
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a purchase business combination. Goodwill is not amortized but is subject to fair value impairment tests on at least an annual basis, and additionally, whenever events and changes in circumstances indicate that the carrying value might not be recoverable. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companie’s data. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, if any. Any impairment loss is measured as the amount by which the carrying value of the reporting unit’s goodwill exceeds its fair value, and would be expensed in the consolidated statements of operations.
Intangible assets with finite useful lives
The Corporation’s intangible assets are all considered to have finite useful lives and are amortized based on their estimated useful lives as follows:

Intellectual property	50% per annum declining balance
Management services contracts	50% per annum declining balance
Product technology	4 -7 years straight-line
Customer relationships	8 years straight-line
Trade names	3 years straight-line
ISO certifications	1 year straight-line
Management reviews the amortization methods and useful life estimates for these intangible assets annually.
The Corporation reviews the propriety of the carrying amount of intangible assets with finite lives when events or circumstances indicate that the carrying amount may not be recoverable. This evaluation is based on projections of future undiscounted net cash flows. The total of these projected net cash flows is referred to as the “net recoverable amount.” If the net recoverable amount is less than cost, the asset is written down to fair value.
DEFERRED CHARGES
Direct and incremental transaction costs incurred in connection with the acquisition of Stuart Energy Systems Corporation (note 4) incurred during 2004 were deferred as a non-current asset on the consolidated balance sheets until the completion of the transaction, at which time the costs were added to the purchase price. For 2003, deferred charges related to the issuance of share capital and were subsequently netted against the proceeds of the equity offering.
REVENUE RECOGNITION
Revenues from the sale of equipment are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable, and collection is reasonably assured. When customer acceptance clauses are considered to be substantive, recognition of revenue is deferred until customer acceptance is received. For contracts with multiple deliverables, the Corporation allocates revenue to each element of the contract based on objective evidence of the fair value of the element.
Revenues from long-term contracts are determined under the percentage-of-completion method whereby revenues are recognized on a pro rata basis in relation to contract costs incurred. Costs and estimated profit on contracts in progress in excess of amounts billed are reflected as unbilled revenues.
Equipment leases that transfer substantially all of the benefits and risks of ownership to customers are classified as sales-type leases in accordance with The Canadian Institute of Charted Accountants (“CICA”) Handbook Section 3065, “Leases”.
Revenues relating to engineering and testing services are recognized as services are rendered.
Cash received in advance of revenue being recognized on contracts is classified as unearned revenue.
PRODUCT WARRANTIES
The Corporation typically provides a warranty for parts and/or labour for up to one year or based on certain operating specifications such as hours of operation. Warranty cost provisions are based on management’s best estimates of such costs, taking into account the specific arrangements of the transaction and past history.
ANNUAL REPORT 2005     41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
RESEARCH AND PRODUCT DEVELOPMENT COSTS
Research costs incurred by the Corporation are expensed as incurred. Costs incurred in applying for patents and licences are expensed as incurred. Product development costs are expensed as incurred until the product or process is clearly defined and the associated costs can be identified, technical feasibility is reached, there is an intention to produce or market the product, the future market is clearly defined and adequate resources exist or are expected to be available to complete the project. To date, no product development costs have been capitalized.
Funding for research and product development includes government and non-government research and product development support. Research and product development support is recognized as the applicable costs are incurred unless it is for reimbursement of an asset, in which case, it is accounted for as a reduction in the cost of the applicable asset.
STOCK-BASED COMPENSATION
Effective January 1, 2003, the Corporation adopted the new recommendations of the CICA on a prospective basis with respect to stock options granted after that date requiring compensation expense to be recorded on the grant of options to employees. Options are valued using the Black-Scholes option pricing model and the resulting value of the options is recorded as contributed surplus over the vesting period of the options.
For stock options issued from January 1, 2002 through December 31, 2002, the Corporation applied the settlement method of accounting, which permitted the Corporation to not record compensation costs on the granting of stock options to employees. The pro forma disclosures of the impact on loss and loss per share of recording stock options granted during this period at their fair value are disclosed in note 12.
INCOME TAXES
Income taxes are recorded using the liability method. Future income tax amounts arise due to temporary differences between the accounting and income tax basis of the Corporation’s assets and liabilities. Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment. Future income tax assets are recognized to the extent that realization of such benefits is considered to be more likely than not.
FOREIGN CURRENCY TRANSLATION
Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated at the rate of exchange in effect at the end of the period. Non-monetary assets and liabilities are translated at historical rates of exchange. Revenue and expense items denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the average rate of exchange for the period, except for amortization, which is translated at historical rates. Resultant gains and losses are included in the results of operations.
Assets and liabilities of the Corporation’s Belgian subsidiary are considered to be self-sustaining and are translated into U.S. dollars at the period-end exchange rates, and the results of its operations are translated at the average rates of exchange for the period. The resulting translation adjustments are accumulated in a separate component of shareholders’ equity.
The operations of the Corporation’s other subsidiaries are considered integrated with those of the parent Corporation, and according, its accounts are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated using the period-end exchange rate, and non-monetary items are translated using historic rates of exchange. Revenues and expenses of these subsidiaries are translated at the average exchange rate for the period, except for amortization, which is translated at historical rates of exchange. Resultant gains and losses are included in the results of operations.
NET EARNINGS (LOSS) PER SHARE
Basic net earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year. Diluted net earnings (loss) per share is calculated using the daily weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later. The treasury stock method is used to determine the incremental number of shares that would have been outstanding had the Corporation used proceeds from the exercise of options and warrants to acquire common shares.
42     HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 3. – NEW ACCOUNTING STANDARDS
(I) CANADIAN STANDARDS
Liabilities and equity
The Corporation adopted the CICA accounting pronouncement surrounding the presentation of financial instruments that may be settled in cash or by an issuer’s own equity instruments, at the issuer’s discretion, as liabilities. This amendment was effective for periods beginning on or after November 1, 2004. The Corporation adopted this pronouncement effective January 1, 2005. The adoption of this new guidance did not have an impact on the Corporation’s financial position, results of operations or cash flows.
Financial instruments
In April 2005, the CICA issued Section 3855, which prescribes when a financial asset, liability, or non-financial derivative is to be recognized on the balance sheet and at what amount — sometimes using fair value, other times using cost-based measures. CICA Section 3855 also specifies how financial instrument gains and losses are to be presented. CICA Section 3855 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. Retroactive application is not permitted. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
Comprehensive income
CICA Section 1530 introduces new standards for the reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those changes resulting from investments by owners and distributions to owners. CICA Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
Equity
The CICA replaced Section 3250, Surplus, with Section 3251, Equity, establishing standards for the presentation of equity and changes in equity during a reporting period. This pronouncement applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guidance is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
(II) U.S. STANDARDS
Inventory costs
In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43.” SFAS No. 151 requires abnormal idle facility expenses, freight, handling costs, and wasted material (spoilage) costs to be recognized as current period charges. It also requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Corporation plans to adopt this standard beginning January 1, 2006. The adoption of this new guideline is not expected to have a material impact on the Corporation’s financial position, results of operations, or cash flows.
Share-based payments
The Financial Accounting Standards Board issued FAS No. 123R “Share-Based Payments” which supersedes APB No. 25 and amends FAS No. 123 in a number of areas. Under FAS No. 123R, all forms of share-based payment to employees result in a compensation expense recognized in the financial statements. FAS No. 123R is effective for share-based payments incurred during fiscal years beginning after June 15, 2005. The Corporation plans to adopt this standard for U.S. GAAP reporting purposes beginning January 1, 2006. The adoption of this new standard is not expected to have a material impact on the Corporation’s financial position, results of operations or cash flows.
ANNUAL REPORT 2005     43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 4. – BUSINESS ACQUISITIONS
ACQUISITIONS DURING THE YEAR ENDED DECEMBER 31, 2005
On January 6, 2005, the Corporation’s offer to acquire Stuart Energy Systems Corporation (“Stuart Energy”), a provider of integrated solutions for distributed hydrogen infrastructure requirements based on water electrolysis at an exchange ratio of 0.74 common shares for each Stuart Energy share was completed, and resulted in the Corporation acquiring 31,377,339 or 86% of the issued and outstanding shares of Stuart Energy. In February 2005, the Corporation acquired the remaining shares of Stuart Energy and it then became a wholly owned subsidiary of the Corporation. The purchase price was $125,352 including expenses of $2,444 relating to the acquisition. Consideration consisted of 26,999,103 common shares of the Corporation with a value based on the average market prices of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced, and granting 1,823,404 options to purchase common shares of the Corporation (note 11). The purchase price was allocated to the assets and liabilities acquired as follows:

Cash, cash equivalents and short-term investments	$27,615
Other current assets	11,222
Property, plant and equipment	2,664
Intangible assets	38,500
Goodwill	63,936
Other non-current assets	64
Current liabilities	(18,649)

$125,352

In addition, at the acquisition date, Stuart Energy had approximately $123,000 of tax losses available to reduce taxable income and a net balance of approximately $10,000 of other temporary differences. The related tax assets of $48,262 were not recorded upon acquisition due to the uncertainty associated with their ultimate realization.
Intangible assets acquired pursuant to the Stuart Energy acquisition are being amortized on a straight-line basis over their estimated useful lives, as follows:

	Amount at	Estimated
	acquisition date	useful life
Product technology	$30,300	4 - 7 years
Customer relationships	7,600	8 years
Trade names	500	3 years
ISO certificates	100	1 year

	$38,500

The acquisition was accounted for by the purchase method and the results of operations of Stuart Energy have been consolidated effective January 6, 2005.
The Corporation recorded $6,615 of restructuring costs in connection with combining the Stuart Energy organization, including employee severance, facility consolidation costs and contract termination costs. Severance payments made to Stuart Energy employees were established by Hydrogenics upon the completion of the acquisition. These costs were recognized as a liability assumed in the Stuart Energy purchase price allocation, and accordingly, have resulted in an increase to goodwill.
The following table shows the activities related to the restructuring liabilities pertaining to the acquisition of Stuart Energy:

	Severance	Facilities	Other	Total
Initial estimated restructuring costs of Stuart Energy	$3,806	$2,509	$300	$6,615
Cash payments	(3,806)	(1,523)	(300)	(5,629)

Restructuring liabilities as at December 31, 2005	$—	$986	$—	$986

Restructuring activities are expected to be completed during 2006 when lease payments associated with Stuart Energy facilities will end.
During the year, goodwill was reduced by $544 as a result of adjustments to other liabilities recognized upon acquisition.
44    HYDROGENICS  CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
ACQUISITION DURING THE YEAR ENDED DECEMBER 31, 2003
On January 7, 2003, the Corporation acquired all the issued and outstanding common shares of Greenlight Power Technologies Inc. (“Greenlight”). Greenlight, based in Burnaby, British Columbia, designs and manufactures test systems for fuel cells, reformers and electrochemical engines. The purchase price was $19,044 exclusive of expenses of $1,019 relating to the acquisition. Consideration consisted of cash of $2,282 and the issuance of 4,164,093 common shares of the Corporation with an aggregate value of $16,762, determined based on the average market price of the Corporation’s common shares over the three-day period before and after the terms of the acquisition were agreed to and announced.
The allocation of the purchase price to the assets and liabilities acquired was as follows:

Current assets	$2,970
Property, plant and equipment	2,120
Intangible assets	13,505
Goodwill	5,219
Future income tax asset	5,393
Current liabilities	(3,549)
Long-term debt	(202)
Future tax liabilities	(5,393)

$20,063

Intangible assets acquired pursuant to the acquisition of Greenlight are being amortized on a straight- line basis over their estimated useful lives as follows:

	Amount at	Estimated
	acquisition date	useful life
Order backlog	$541	1 year
Customer relationships	5,045	3 years
Computer software	1,886	2 years
Patentable technology	6,033	3 years

	$13,505

This acquisition was accounted for by the purchase method and the Corporation has consolidated the operations of Greenlight from the date of acquisition.
During 2004, goodwill was reduced by $106 due to the reversal of a relocation accrual established on the acquisition of Greenlight.
NOTE 5. – ACCOUNTS RECEIVABLE

	2005	2004
Trade accounts receivable	$7,199	$4,830
Less: Allowance for doubtful accounts	(31)	(156)
Goods and services tax	565	254
Refundable investment tax credits	—	295

	$7,733	$5,223

NOTE 6. – INVENTORIES

	2005	2004
Raw materials	$4,202	$2,456
Work-in-progress	4,377	1,678
Finished goods	106	190

	$8,685	$4,324

ANNUAL  REPORT  2005    45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 7. – PROPERTY, PLANT AND EQUIPMENT
As at December 31, 2005, the net book value of property, plant and equipment is as follows:

		Accumulated	Net book
	Cost	Amortization	value
Test equipment	$5,670	$3,486	$2,184
Furniture and equipment	3,128	1,983	1,145
Computer hardware and software	3,904	1,966	1,938
Leasehold improvements	872	471	401
Automobiles	48	34	14

	$13,622	$7,940	$5,682

As at December 31, 2004, the net book value of property, plant and equipment was as follows:

		Accumulated	Net book
	Cost	Amortization	value
Test equipment	$6,193	$2,651	$3,542
Furniture and equipment	1,462	675	787
Computer hardware and software	4,016	3,150	866
Leasehold improvements	2,062	1,975	87
Automobiles	15	11	4

	$13,748	$8,462	$5,286

Test equipment under construction, as at December 31, 2005, not yet subject to amortization amounted to $nil (2004 — $115).
The net book value of equipment under capital lease as at December 31, 2005 is $97 (2004 — $131).
NOTE 8. – INTANGIBLE ASSETS
As at December 31, 2005, the carrying value of intangible assets is as follows:

		Accumulated	Net book
	Cost	Amortization	value
Intellectual property (note 11)	$33,629	$31,737	$1,892
Management services contracts	565	518	47
Product technology	30,300	5,250	25,050
Customer relationships	7,600	950	6,650
Trade names	500	167	333
ISO certifications	100	100	—

	$72,694	$38,722	$33,972

As at December 31, 2004, the carrying value of intangible assets is as follows:

		Accumulated	Net book
	Cost	Amortization	value
Intellectual property (note 11)	$33,629	$29,845	$3,784
Management services contracts	565	471	94
Product technology	—	—	—
Customer relationships	—	—	—
Trade names	—	—	—
ISO certifications	—	—	—

	$34,194	$30,316	$3,878

During 2004, the Corporation revised its projections with regard to anticipated near term capital commitments from certain customers as well as the mix of technologies that may be marketed in the future. Accordingly, in 2004 the Corporation wrote off the carrying value of $3,693 for patentable technologies and customer relationships associated with the Greenlight acquisition in 2003.
46    HYDROGENICS  CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 9. – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005	2004
Facility accruals	$3,360	$—
Trade accounts payable	3,063	1,012
Warranty liability accruals	2,733	766
Supplier accruals	2,552	1,811
Accrued payroll costs	1,593	1,211
Accrued professional fees	808	535
Provincial capital tax payable	57	128
Excise taxes payable	220	403
Current portion of long-term debt (note 10)	151	319
Other	381	450

	$14,918	$6,635

Information regarding the changes in the Corporation’s aggregate product warranty liabilities is as follows for the years ended December 31, 2005:

Balance, December 31, 2004	$766
Accruals for warranties issued during the year	3,296
Settlements made during the year	(1,329)

Balance, December 31, 2005	$2,733

NOTE 10. – LONG-TERM DEBT
From time to time, the Corporation receives repayable grant financing from government agencies for research and development activities. At December 31, 2005, the outstanding amount of such repayable financing is $433 (2004 — $482). This amount is unsecured, denominated in Canadian dollars and repayable over a four-year period commencing April 1, 2005. The amount repayable in each quarter is 1.3% of a portion of the Corporation’s gross revenues for the preceding quarter. Based on the maximum amount repayable being 150% of the principal, the Corporation has charged to expense imputed interest of $12 in 2005 (2004 — $32; 2003 — $52) at an effective rate of 10% per annum.
During 2002, the Corporation acquired certain intellectual property in exchange for an unsecured non-interest bearing term loan of $420. The loan is repayable over four years. At December 31, 2005, the outstanding amount of the loan is $24 (2004 — $113). The Corporation has charged to expense imputed interest of $9 in 2005 (2004 — $16) at an effective rate of 10% per annum.
The Corporation has various equipment leases accounted for as capital leases. At December 31, 2005, the outstanding amount payable, net of future payments representing interest, is $19 (2004 — $26). The Corporation has charged to expense interest of $3 in 2005 (2004 — $11) on these capital leases at an effective weighted average interest rate of approximately 11% per annum.
The present value of future debt repayments is as follows:

2006	$175
2007	151
2008	171

497
Less: Imputed interest	(21)

476
Less: Current portion	(151)

$325

ANNUAL  REPORT  2005    47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 11. – SHAREHOLDERS’ EQUITY
Changes in shareholders’ equity for 2003, 2004 and 2005 are as follows:

						Foreign
						Currency	Total
	Common Shares			Contributed		Translation	Shareholders’
	Number	Amount	Warrants	Surplus	Deficit	Adjustment	Equity
Balance at December 31, 2002	48,796,121	$109,997	$4,722	$29	$(25,270)	$(4,046)	$85,432
Issuance of common shares on acquisition of Greenlight	4,164,093	16,762	—	—	—	—	16,762
Issuance of common shares on exercise of options	148,433	122	—	—	—	—	122
Stock-based consulting expense	—	—	—	59	—	—	59
Stock-based compensation expense	—	—	—	684	—	—	684
Net loss	—	—	—	—	(22,091)	—	(22,091)

Balance at December 31, 2003	53,108,647	126,881	4,722	772	(47,361)	(4,046)	80,968
Issuance of common shares	11,373,608	60,126	—	—	—	—	60,126
Issuance of common shares on exercise of options	144,734	275	—	—	—	—	275
Stock-based consulting expense	—	—	—	70	—	—	70
Stock-based compensation expense	—	—	—	1,313	—	—	1,313
Net loss	—	—	—	—	(33,539)	—	(33,539)

Balance at December 31, 2004	64,626,989	187,282	4,722	2,155	(80,900)	(4,046)	109,213
Issuance of common shares and options granted on the acquisition of Stuart Energy (note 4)	26,999,103	119,526	—	3,382	—	—	122,908
Repurchase and cancellation of warrants	—	—	(4,722)	3,972	—	—	(750)

Issuance of common shares on exercise of options	53,578	149	—	—	—	—	149
Stock-based consulting expense	—	—	—	76	—	—	76
Stock-based compensation expense	—	—	—	2,262	—	—	2,262
Foreign currency translation adjustment	—	—	—	—	—	(977)	(977)
Net loss	—	—	—	—	(37,374)	—	(37,374)

Balance at December 31, 2005	91,679,670	$306,957	$—	$11,847	$(118,274)	$(5,023)	$195,507

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.
On October 16, 2001, the Corporation issued 11,364,006 common shares and 2,470,436 common share purchase warrants with an aggregate value of $33,629 (net of issuance costs of $277) in exchange for perpetual royalty free intellectual property rights for certain fuel cell stack technology. Each common share purchase warrant is exercisable upon release from escrow for one common share of the Corporation at a price of $4.00 per share. The fair value of common share purchase warrants issued amounted to $4,722, net of issuance costs, and was determined using a Black-Scholes option pricing model with a risk-free rate of 3.9%, a five-year term and a volatility factor of 108%. The common share purchase warrants were placed in escrow on October 16, 2001 and are automatically released from escrow at a rate of 61,761 warrants per month over forty months and expire on October 16, 2006. On December 23, 2005, these warrants were repurchased for $750 in the form of a credit against future services to be provided, against purchase orders received; and subsequently cancelled. The difference between the book value of $4,722 and the repurchase price was credited to contributed surplus.
48	HYDROGENICS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 12. – EMPLOYEE STOCK-BASED COMPENSATION
STOCK OPTION PLAN
During 2000, the Corporation adopted an employee stock option plan. During 2005, the number of common shares that may be issued under the stock option plan was increased from 8,141,000 to 12,000,000. As at December 31, 2005, 2,267,860 common shares had been issued through exercises of stock options under this plan. Through subsequent exercises of stock options under this plan, up to 9,495,435 additional common shares are available to be issued. Of the 9,495,435 available stock options, 6,243,753 have been issued and were outstanding at December 31, 2005.
All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. Prior to January 1, 2003, under Canadian GAAP, no compensation expense had been recorded with respect to options granted to employees. Effective January 1, 2003, stock options granted to employees are recognized in earnings under Canadian GAAP as compensation expense based on the estimated fair value at the date of the grant. A summary of the Corporation’s employee stock option plan activity is as follows:

	2005		2004		2003
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	shares	price (CDN$)	shares	price (CDN$)	shares	price (CDN$)
Outstanding, beginning of year	3,818,566	4.62	3,306,468	4.13	2,624,820	3.37
Granted	3,650,804	6.24	828,808	6.58	886,793	5.91
Exercised	(53,578)	3.37	(144,734)	2.52	(148,433)	1.13
Forfeited on terminations	(1,172,039)	6.54	(171,976)	6.47	(56,712)	6.03

Outstanding, end of year	6,243,753	5.22	3,818,566	4.62	3,306,468	4.13

Options exercisable, end of year	4,242,575	5.21	2,290,232	3.55	1,886,739	2.72

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2005:

	Number	Weighted	Weighted	Number	Weighted
	outstanding at	average	average	exercise at	average
Exercise price	December 31,	remaining	share price	December 31,	share price
CDN$	2005	contractual life	CDN$	2005	CDN$
0.01-0.29	891,680	4.06	0.21	891,680	0.21
0.30-4.00	583,290	5.18	2.82	583,290	2.82
4.01-5.00	1,471,512	5.91	4.54	539,251	4.65
5.01-6.00	1,140,635	8.11	5.66	447,372	5.91
6.01-8.00	1,102,256	6.65	6.85	740,198	7.00
8.01-18.12	1,054,380	5.43	9.56	1,040,784	9.54

	6,243,753	6.03	5.22	4,242,575	5.21

All options granted after November 1, 2000, the date of the Corporation’s initial public offering, have an exercise price equal to the closing share price on the Toronto Stock Exchange the day prior to the grant.
Stock options granted to employees during 2005 and 2004 excluding stock options granted on the acquisition of Stuart Energy, are valued using the Black-Scholes option pricing model with the following assumptions: risk-free interest rates ranging from 3.50% — 4.16% (2004 — 3.50%), average expected life of four years, expected volatility ranging from 52.02% — 64.05% (2004 — 52.05%) and no dividends. The fair value of the stock options granted during 2005 was $3,521 (2004 — $2,319) (weighted average $1.93 per share (2004 — $2.17 per share) and the related expense recognized in the consolidated statement of operations for the year ended December 31, 2005 was $2,262 ($0.03 per share on a basic and diluted basis).
ANNUAL   REPORT  2005    49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
Had the Corporation determined compensation expense based on the fair value method described in CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” for options granted during the year ended December 31, 2002, the pro forma net loss and pro forma basic and diluted net loss per share would be as follows:

	2005		2004		2003
	(unaudited)		(unaudited)		(unaudited)
		Basic and		Basic and		Basic and
		diluted		diluted		diluted
		net loss		net loss		net loss
		per share		per share		per share
Net loss for the year	$(37,374)	$(0.41)	$(33,539)	$(0.53)	$(22,091)	$(0.42)
Additional stock-based compensation expense	(80)	—	(195)	—	(403)	(0.01)

Pro forma net loss for the year	$(37,454)	$(0.41)	$(33,734)	$(0.53)	$(22,494)	$(0.43)

DEFERRED SHARE UNIT PLAN
During 2004, the Board of Directors authorized a deferred share unit plan (“DSU Plan”) for directors. Pursuant to the DSU Plan, non-employee directors will be entitled to elect to receive all or any portion of their annual cash retainer and meeting fees in the form of deferred share units (“DSUs”) instead of cash. In addition, the Board of Directors may, at its discretion, make annual awards to non-employees of DSUs as or in lieu of non-cash compensation. As a result of the implementation of the DSU Plan, directors will not be eligible to receive additional awards of stock options. A DSU is a unit, equivalent in value to a common share of the Corporation, credited by means of a bookkeeping entry in the books of the Corporation, to an account in the name of the non-employee director. Each DSU entitles the participant to receive a cash payment or common shares, at the option of the Corporation, upon termination of directorship in an amount calculated with reference to the trading price of a Hydrogenics Corporation common share on the Toronto Stock Exchange on the date of termination.
During the year ended December 31, 2005, 89,761 units were issued with immediate vesting on the date of issuance. As at December 31, 2005, 110,823 units were outstanding under this DSU plan. As a result, the Corporation recognized compensation expenses of $273 for the year ended December 31, 2005.
NOTE 13. – RESEARCH AND PRODUCT DEVELOPMENT
Research and product development expenses are recorded net of third party program funding received or receivable. For 2005, 2004 and 2003, research and development expenses and program funding, which has been received or is receivable, are as follows:

	2005	2004	2003
Research and product development expenses	$10,733	$13,781	$9,245
Research and product development funding	(2,988)	(4,712)	(2,207)

Total research and product development expenses	$7,745	$9,069	$7,038

50    HYDROGENICS  CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 14. – COMMITMENTS
The Corporation incurred rental expenses of $1,293 under operating leases in 2005 (2004 — $1,162; 2003 — $1,220). The Corporation has future minimum lease payments under operating leases relating to premises and office equipment as follows:

2006	$1,140
2007	1,173
2008	1,142
2009	965
2010	435

$4,855

The Corporation has entered into repayable contribution and other research and development arrangements with various Canadian governmental ministries and public sector enterprises. Under these arrangements, the Corporation was eligible to receive up to $11,896 (2004 — $5,500; 2003 — $4,292) toward agreed upon research and development project costs. The utilized amount of the advances as at December 31, 2005 was $11,486 (2004 — $5,031; 2003 — $4,292). In return, these funding parties have a right to receive as repayment, 0.3% to 4.0% of gross revenue received by the Corporation as a result of the commercial exploitation of the associated technology. To date, $335 in revenues from these technologies has been recognized and a repayable amount of $8 has been reflected in the accounts. These arrangements will expire in stages between September 30, 2006 and March 31, 2016 or when total amounts repaid reach the utilized amount of the advance, depending on the terms of the individual contracts.
NOTE 15. – CONTINGENCIES
As at December 31, 2005, the Corporation has outstanding standby letters of credit and letters of guarantee issued by several financial institutions, which total $4,190 (December 31, 2004 — $271) with expiry dates extending to October 2011. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn upon by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event that the instruments are drawn.
The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service. These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated financial statements with respect to these indemnification agreements.
In January 2002, a legal action was commenced against the Corporation in a United States federal court (Southern District, Texas), alleging patent infringement. In 2003, the Corporation successfully defended itself in the lawsuit. The Corporation was awarded a partial recovery of the $1.5 million incurred in legal fees from the plaintiff. As settlement, the plaintiff has issued a promissory note to the Corporation in the amount of $500. The amount receivable at December 31, 2004 was $500, the balance of which was received during 2005. Cash settlements received are recorded as a corresponding reduction in administrative expenses.
ANNUAL  REPORT  2005   51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 16. – LINES OF CREDIT
The Corporation has lines of credit available up to $11,914 in total (2004 — $2,908). As of December 31, 2005 and 2004, the Corporation has no indebtedness on these lines. The operating facilities are denominated in Canadian dollars and bear interest at the Royal Bank of Canada prime rate plus 0.5% and 0.875%, respectively. The facilities are due on demand and collateralized by a general security agreement over all assets.
NOTE 17. – RELATED PARTY TRANSACTIONS
In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a Corporation owned by a relative of an individual who is an officer, a director and one of the principal shareholders of the Corporation. Billings by this related Corporation for manufacturing functions totalled $846 in 2005 (2004 — $1,768; 2003 — $2,110). At December 31, 2005, the Corporation has an accounts payable balance due to this related party of $131 (2004 — $126; 2003 — $230). All related party transactions have been recorded at the exchange amount, which is the consideration paid or received as established and agreed to by the related parties.
NOTE 18. – INCOME TAXES
As at December 31, 2005, the Corporation has available income tax loss carry-forwards of $192,843 that may be used to reduce taxable income in future years, expiring as follows:

2006	1,567
2007	6,241
2008	25,155
2009	34,713
2010	13,245
2013	20,751
2014	28,908
2015	25,148
No Expiry	37,115

192,843

As at December 31, 2005, the Corporation has unclaimed scientific research and experimental development expenditures of $41,976 (2004 — $13,075) that can be used to offset future income over an indefinite period. The Corporation also has non-refundable investment tax credits amounting to approximately $11,288 (2004 — $3,150) that can be used to reduce future federal income taxes payable, expiring between 2010 and 2014.
Components of the Corporation’s net future income tax asset, which are primarily all arising in Canada, are:

	2005	2004
Assets
Non-capital losses	$69,289	$21,573
Scientific research and experimental development expenses	15,082	4,825
Property, plant and equipment and intellectual property	2,340	7,180
Investment tax credits	8,791	2,359
Warranty and other provisions	1,553	319
Share issue costs	496	540
Loss related to foreign exchange	2,901	2,351
Valuation allowance	(100,452)	(39,147)

Net future income tax asset	$—	$—

The Corporation has recorded a valuation allowance to reflect uncertainties associated with the realization of all future income tax assets. The valuation allowance includes $48,262 added to the future income tax assets of the Corporation upon the acquisition of Stuart Energy.
52    HYDROGENICS  CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
The Corporation’s computation of income tax expense is as follows:

	2005	2004	2003
Loss before income taxes	$(37,374)	$(33,455)	$(21,901)
Statutory income tax rate	35.93%	35.99%	36.62%
Income tax recovery at statutory rate	(13,428)	(12,040)	(8,020)
Non-deductible expenses	1,383	2,456	2,795
Other permanent differences	182	(44)	161
Large corporations tax	–	84	190
Adjustment to future income tax assets	–	(2,528)	(864)
Effect of income tax rate changes on future income taxes	–	–	(2,481)
Currency effect of difference in U.S. dollar financial reporting compared with CDN dollar income tax reporting	(1,172)	(4,837)	(5,595)
Non-deductible amortization of intangible assets	3,028	3,258	2,135
Foreign exchange gain on CDN dollar denominated future income taxes	(3,036)	(1,817)	(1,937)
Change in valuation allowance related to the current year	13,043	15,552	13,806

Income tax expense	$–	$84	$190

NOTE 19. – FINANCIAL INSTRUMENTS
At December 31, 2005, 2004 and 2003, the fair values of cash, short-term investments, accounts receivable, grants receivable and accounts payable and accrued liabilities approximate their respective carrying values because of the short-term nature of these instruments.
The carrying value of non-interest bearing loans payable approximates the fair value because interest is imputed at a rate available to the Corporation for long-term borrowings and is included in the long-term debt balance.
Canadian dollar denominated amounts included in short-term investments at December 31, 2005 amount to $2,042 (2004 — $ nil; 2003 — $15,046) or CDN $ 2,786 (2004 — CDN $ nil; 2003 — CDN $19,444).
A substantial portion of the Corporation’s accounts receivable are owing from a limited number of customers located globally (Note 22). The Corporation performs ongoing credit evaluations on its customers’ financial condition and generally requires no collateral from its customers. The Corporation maintains an allowance for doubtful accounts receivable based on management’s assessment of expected collectibility and past history.
NOTE 20. – NET LOSS PER SHARE
Net loss per share is calculated using the weighted average number of common shares outstanding for the year of 91,226,912 shares in 2005 (2004 — 63,542,811; 2003 — 52,993,167). No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net earnings (loss) per share as the effect would be anti-dilutive.
NOTE 21. – CONSOLIDATED STATEMENTS OF CASH FLOWS
Components of the net change in non-cash working capital are as follows:

	2005	2004	2003
Decrease (increase) in current assets
Accounts receivable	$(478)	$2,677	$57
Grants receivable	639	(1,800)	96
Inventories	3,521	320	1,684
Prepaid expenses and other current assets	(200)	(579)	(436)
Increase (decrease) in current liabilities
Accounts payable and accrued liabilities	(9,979)	116	(551)
Unearned revenue	1,485	1,324	(1,424)

	$(5,012)	$2,058	$(574)

A N N U A L R E P O R T 2 0 0 5    53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 22. – SEGMENTED FINANCIAL INFORMATION
During 2005, in order to better focus resources, manage future growth and improve performance, the Corporation modified its’ reportable segments to: (i) OnSite Generation; (ii) Power Systems; and (iii) Test Systems. Where applicable, corporate and other activities are reported separately as Corporate & Other. Accordingly, operating segments have changed from prior years and all years have been restated to reflect the new organization.
OnSite Generation includes the design, development, manufacture, and sale of hydrogen generation products. Power Systems includes the design, development, manufacture, and sale of fuel cell products. Test Systems includes the manufacturing and sale of fuel cell test products and diagnostic testing services.
Financial information by reportable segment for the years ended December 31, 2005, 2004 and 2003 is as follows:

	Year Ended December 31, 2005
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$21,748	$3,861	$11,582	$–	$37,191
Amortization of intangible assets	6,490	1,892	47	–	8,429
Amortization of property, plant and equipment	363	1,212	692	–	2,267
Interest income	–	–	–	2,972	2,972
Interest expense	–	–	–	36	36
Income tax expense	–	–	–	–	–
Segment loss (i)	(13,225)	(12,145)	(2,296)	(9,708)	(37,374)

	Year Ended December 31, 2004
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$1,505	$4,106	$11,045	$–	$16,656
Amortization of intangible assets	–	3,784	4,726	–	8,510
Amortization of property, plant and equipment	–	412	2,105	–	2,517
Interest income	–	–	–	985	985
Interest expense	–	–	–	90	90
Income tax expense	–	–	–	84	84
Segment loss (i)	(2,306)	(7,527)	(13,846)	(9,860)	(33,539)

	Year Ended December 31, 2003
	OnSite	Power	Test	Corporate
	Generation	Systems	Systems	& Other	Total
Revenue from external customers	$–	$6,008	$20,652	$–	$26,660
Amortization of intangible assets	–	7,569	5,364	–	12,933
Amortization of property, plant and equipment	–	1,065	1,182	–	2,247
Interest income	–	–	–	863	863
Interest expense	–	–	–	206	206
Income tax expense	–	–	–	190	190
Segment loss (i)	–	(13,463)	(4,118)	(4,510)	(22,091)

(i)	Segment loss includes directly attributable selling, general and administration costs, product research and development costs net of associated grants, amortization of property, plant and equipment and amortization of intangible assets.
The accounting policies for inter-segment transactions are the same as those described in note 2.
Purchases of intangible assets and goodwill during the year ended December 31, 2005 were $38,500 and 63,392 (2004 — $nil and $nil).
54    H Y D R O G E N I C S C O R P O R A T I O N

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
Intangible assets and goodwill relating to the Corporation’s OnSite Generation segment as at December 31, 2005 were $32,033 and $63,392 (2004 — $nil and $nil), respectively. Intangible assets and goodwill relating to the Corporation’s Power Systems segment as at December 31, 2005 were $1,892 and $nil (2004 — $3,785 and $nil). Intangible assets and goodwill relating to the Corporation’s Test Systems segment as at December 31, 2005 were $47 and $5,113 (2004 — $93 and $5,113), respectively. The Corporation currently does not allocate its remaining assets among reportable segments.
Revenues and cost of revenues derived from products and services are as follows:

	2005	2004	2003
Revenues
Products	$34,470	$13,390	$19,736
Services	2,721	3,266	6,924

	$37,191	$16,656	$26,660

	2005	2004	2003
Cost of revenues
Products	$32,953	$10,523	$14,491
Services	928	1,873	3,551

	$33,881	$12,396	$18,042

Revenues are segmented by geography, as follows:

	2005	2004	2003
United States	$13,225	$8,659	$15,987
Vietnam	2,321	–	–
Algeria	1,992	–	–
Russia	1,963	–	–
Korea	1,823	435	245
Japan	1,773	3,552	5,048
China	1,696	563	411
Germany	1,557	537	1,806
United Kingdom	1,311	188	140
Canada	1,263	308	1,586
France	130	2,300	119
Rest of world	8,137	114	1,318

	$37,191	$16,656	$26,660

The Corporation’s largest customers comprise the following percentages of revenues:

	2005	2004	2003
	%	%	%
First	11	31	33
Second	10	15	9
Third	5	14	9
Fourth	5	8	9
Others	69	32	40

	100	100	100

Property, plant and equipment are located in the following countries:

	2005	2004
Canada	$5,032	$5,286
Belgium	650	–

	$5,682	$5,286

A N N U A L R E P O R T 2 0 0 5    55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
NOTE 23. – INTEGRATION COSTS
Integration costs relate to reorganization and alignment activities associated with acquired businesses. Integration costs incurred during the year ended December 31, 2005 relate to reorganization and alignment activities associated with the acquisition of Stuart Energy. Integration costs (recoveries) during the years ended December 31, 2004 and 2003 relate to reorganization and alignment activities associated with the acquisition of Greenlight.
Integration costs include the following:

	2005	2004	2003
Relocation and retention charges (recovery)	$–	$(77)	$487
Termination benefits	716	–	132
Consulting and information systems	308	–	280
Travel and accommodation	6	–	152
Contract cancellation fees	–	–	67
Other	93	–	125

	$1,123	$(77)	$1,243

Integration activities related to the acquisition of Stuart Energy were complete as at December 31, 2005. All integration costs related to the acquisition of Stuart Energy relate to the OnSite Generation business segment.
Integration activities related to the acquisition of Greenlight were complete as at December 31, 2003. A reversal of an accrual relating to integration costs of $77 was made in 2004. All integration costs related to the acquisition of Greenlight relate to the Test Systems segment.
In addition to the integration costs summarized above, a $350 inventory provision resulting from the integration of Greenlight was charged to cost of revenues for the year ended December 31, 2003.
NOTE 24. – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES
The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from those principles that the Corporation would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). As permitted for qualifying foreign private issuers, not all disclosures required to provide a complete reconciliation have been provided.
A reconciliation of net loss for the year from Canadian GAAP to conform with U.S. GAAP is as follows:

	2005	2004	2003
Net loss for the year based on Canadian GAAP	$(37,374)	$(33,539)	$(22,091)
Additional stock-based compensation under APB No. 25 (i)	–	(23)	(153)
Write-off of in-process research and product development (ii)	(18,400)	–	–
Amortization of in-process research and product development (ii)	2,629	–	–

Net loss for the year based on U.S. GAAP	(53,145)	(33,562)	(22,244)
Foreign currency translation (iii)	977	–	–

Comprehensive loss based on U.S. GAAP	$(52,168)	$(33,562)	$(22,244)

Basic and fully diluted comprehensive loss per share based on U.S. GAAP	(0.57)	(0.53)	(0.42)

Weighted average number of shares used in calculating comprehensive loss per share	91,226,912	63,542,811	52,993,167

	2005	2004	2003
Shareholders’ equity based on Canadian GAAP	$195,507	$109,213	$80,968
Shareholders’ equity based on U.S. GAAP	$179,736	$109,213	$80,968
56    H Y D R O G E N I C S C O R P O R A T I O N

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Thousands of U.S. dollars, except for share and per share amounts
The Condensed Statements of Operations and Cash Flows for the years ended December 31, under U.S. GAAP, are as follows:

	2005	2004	2003
Revenues	$37,191	$16,656	$26,660
Cost of revenues	33,881	12,396	18,042
Operating expenses	59,049	38,040	36,659
Loss from operations	(55,739)	(33,780)	(28,041)
Net loss for the year	(53,145)	(33,562)	(22,244)

Cash used in operating activities	(29,121)	(15,558)	(7,473)
Cash provided by (used in) investing activities	8,376	(44,325)	9,403
Cash provided by (used in) financing activities	(70)	61,128	(911)
(I) STOCK-BASED COMPENSATION
Under Canadian GAAP, no compensation expense has been recognized with respect to employee stock options granted prior to January 1, 2003. Effective January 1, 2003, for both Canadian and U.S. GAAP, the Corporation recognizes the estimated fair value of stock-based compensation granted to employees on or after January 1, 2003 as compensation expense. Under U.S. GAAP for stock-based compensation granted prior to January 1, 2003 the Corporation uses the intrinsic value method of APB Opinion No. 25 and options issued under the plan are deemed to be compensatory to the extent that the fair value of the stock exceeds the exercise price at the date of grant. The compensation is recognized over the vesting period.
(II) IN-PROCESS RESEARCH AND DEVELOPMENT
Under U.S. GAAP, in-process research and development acquired in a business combination is written off at the time of acquisition. Under Canadian GAAP, in-process research and development is capitalized and amortized over the estimated useful life. In-process research and development is included in product technology.
(III) COMPREHENSIVE LOSS
U.S. GAAP requires the disclosure of comprehensive loss, which comprises net loss and other comprehensive income (loss). The only item of comprehensive loss for the Corporation is the charge to the currency translation adjustment. The Corporation has not yet adopted the Canadian GAAP standard for reporting comprehensive loss.
(IV) BUSINESS ACQUISITIONS
SFAS No. 141, “Business Combinations,” requires disclosure of certain supplemental information on a pro forma basis for the period in which a material business combination occurs. The following pro forma condensed statement of operations information combines the results of operations of the Corporation and of Stuart Energy (acquired by the Corporation on January 6, 2005) under U.S. GAAP as if the acquisition occurred on January 1, 2004.

2004
Revenues	$33,564
Net loss	(78,405)
Basic and diluted net loss per share	(0.87)
A N N U A L R E P O R T 2 0 0 5   57

MANAGEMENT

1	Pierre Rivard
President and Chief Executive Officer

2	Joseph Cargnelli
Chief Technology Officer

3	Lawrence Davis
Chief Financial Officer

4	Salil Munjal
Vice President, Corporate Development, General Counsel and Corporate Secretary

5	Jennifer Barber
Vice President, Finance and Corporate Controller

6	Bart Van Ouytsel
President, OnSite Generation

7	Jonathan Lundy
President, Power Systems

8	Mel Ogmen
President, Test Systems

9	Dr. Ravi B. Gopal
Vice President, Applications Development

10	John Werdeman
Vice President, Business Development
58    H Y D R O G E N I C S C O R P O R A T I O N

BOARD OF DIRECTORS

1	Norman Seagram
Chairman

2	Dr. Hugo Vandenborre
Vice Chairman

3	Joe Cargnelli
Director

4	Frank Colvin
Director

5	Peter C. Johnson
Director

6	Donald J. Lowry
Director

7	Pierre Rivard
Director

8	V. James Sardo
Director

9	Andrew T.B. Stuart
Director

10	Wesley Twiss
Director
A N N U A L R E P O R T 2 0 0 5    59

ADDITIONAL INFORMATION
CORPORATE OFFICE
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, Canada L5R 1B8
www.hydrogenics.com
AUDITORS
PricewaterhouseCoopers LLP
Suite 3000, Box 82
Royal Trust Tower, TD Centre
Toronto, ON, M5K 1G8
TRANSFER AGENT
CIBC Mellon Trust Company
20 Bay Street
P.O. Box 1
Toronto, ON, M5H 4A6
CORPORATE SUBSIDIARIES
Hydrogenics Test Systems Inc.
(formerly Greenlight Power Technologies, Inc.)
Hydrogenics GmbH (formerly EnKat GmbH)
Hydrogenics Japan Inc.
Hydrogenics USA, Inc.
Stuart Energy Systems Corporation
Hydrogenics Europe N.V.
(a subsidiary of Stuart Energy)
STOCK EXCHANGE LISTINGS
Nasdaq National Market
Symbol: HYGS
Toronto Stock Exchange
Symbol: HYG
SHAREHOLDER INQUIRIES
Investor Relations
Hydrogenics Corporation
5985 McLaughlin Rd.
Mississauga, ON, Canada L5R 1B8
Tel: (905) 361-3660
Fax: (905) 361-3626
Email: investors@hydrogenics.com
CORPORATE COMMUNICATION
To be placed on the company’s mailing list, please register
at www.hydrogenics.com in the Investors section under
Email Alerts.
For other information about Hydrogenics
or inquiries, please contact one of the following:
Email: info@hydrogenics.com
Tel: (905) 361-3660
Fax: (905) 361-3626
ANNUAL MEETING
The Annual Meeting of Shareholders will be held at
10:00 a.m. (Toronto time) on May 24, 2006 at the TSX
Broadcast and Conference Centre, 130 King St. W.,
Toronto, Ontario,
Canada.
60    H Y D R O G E N I C S C O R P O R A T I O N